Exhibit 99.1

NOTICE OF 2015 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, MAY 13, 2015

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Penn West Petroleum Ltd. (“Penn West”) will be held in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, May 13, 2015, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Penn West for the year-ended December 31, 2014 and the auditors’ report thereon;

2.	to appoint the auditors of Penn West for the ensuing year;

3.	to elect directors of Penn West for the ensuing year;

4.

to consider and, if thought advisable, to pass, with or without variation, a special resolution approving a reduction in the stated capital of Penn West as more particularly described in the accompanying information circular and proxy statement of Penn West dated April 1, 2015 (the “Information Circular”);

5.	to hold a non-binding advisory vote on Penn West’s approach to executive compensation described in the accompanying Information Circular; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is April 2, 2015. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any ballot at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Penn West’s registrar and transfer agent, CST Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on May 11, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. Registered Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider amendments or variations to the matters identified in this Notice of Annual and Special Meeting, as well as additional matters that may properly come before the Meeting. Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See “Voting Information” in the accompanying Information Circular.

Dated at the City of Calgary, in the Province of Alberta, this 1st day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

(signed) “David E. Roberts”
David E. Roberts
President and Chief Executive Officer
Penn West Petroleum Ltd.

TABLE OF CONTENTS

VOTING INFORMATION	2
MATTERS TO BE ACTED UPON AT THE MEETING	8
INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES	13
BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES	13
STANDING COMMITTEE COMPOSITIONS	18
DIRECTOR INDEPENDENCE	18
DIRECTOR ATTENDANCE RECORD	19
BOARD AND COMMITTEE MEETINGS	20
OTHER PUBLIC COMPANY BOARD MEMBERSHIPS	20
DIRECTORS’ TERM AND RETIREMENT POLICY	21
REMUNERATION OF DIRECTORS	21
OVERVIEW OF DIRECTOR REMUNERATION PROGRAM	21
DEFERRED SHARE UNIT PLAN	23
DIRECTOR EQUITY OWNERSHIP REQUIREMENTS	24
DIRECTOR REMUNERATION DATA	26
OTHER BOARD INFORMATION	28
BOARD AND DIRECTOR PERFORMANCE ASSESSMENT	28
DIRECTOR ORIENTATION AND EDUCATION	29
BOARD MEMBERSHIP IN 2014	30
OTHER DISCLOSURES FOR DIRECTOR NOMINEES	30
COMPENSATION DISCUSSION & ANALYSIS	33
LETTER TO SHAREHOLDERS	33
OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE	37
IDENTIFICATION OF NAMED EXECUTIVE OFFICERS	37
APPROACH TO EXECUTIVE COMPENSATION	38
EXECUTIVE COMPENSATION REVIEW PROCESS	42
EXECUTIVE COMPENSATION DECISIONS FOR 2014	49
MANAGING COMPENSATION RISK	58
CERTAIN OTHER MATTERS – ANTI-HEDGING	59
EXECUTIVE EQUITY OWNERSHIP REQUIREMENTS	60
EXECUTIVE COMPENSATION DATA	61
PERFORMANCE CHART	69
SUMMARIES OF EQUITY COMPENSATION PLANS	71

PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

EMPLOYEE RETIREMENT/SAVINGS PLAN	71
STOCK OPTION PLAN	71
DATA REGARDING OUTSTANDING OPTIONS	77
PSU PLAN	78
LTRIP	79
TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS	79
NEO AGREEMENTS	80
TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS	86
CONTINUOUS SHAREHOLDER ENGAGEMENT	87
MISCELLANEOUS MATTERS	87

APPENDIX A:	FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

APPENDIX B:	MANDATE OF THE BOARD OF DIRECTORS

APPENDIX C:	GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

APPENDIX D:	CHANGE OF AUDITOR REPORTING PACKAGE

PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

INFORMATION CIRCULAR AND PROXY STATEMENT DATED APRIL 1, 2015

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

PENN WEST PETROLEUM LTD.

TO BE HELD ON WEDNESDAY, MAY 13, 2015

VOTING INFORMATION

Solicitation of Proxies

This Information Circular and Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. for use at the Annual and Special Meeting of the holders of the common shares of Penn West to be held on Wednesday, May 13, 2015, at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms, Non-GAAP Measures Advisory, Oil and Gas Information Advisory and Forward-Looking Statement Advisory. Unless otherwise indicated, all information provided in this Information Circular is given as at April 1, 2015.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or by other means of communication by directors, employees and/or agents of Penn West. The cost of soliciting proxies will be borne by Penn West. Penn West has also engaged Kingsdale Shareholder Services (“Kingsdale”) as proxy solicitation agent to provide the following services in connection with the Meeting: recommending governance best practices, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advising with respect to meeting and proxy protocol and soliciting Shareholder proxies. We are paying Kingsdale a fee of $30,000, plus goods and services tax (“GST”) and reimbursement of certain out-of-pocket expenses for proxy solicitation services. Shareholders can contact Kingsdale either by mail at Kingsdale Shareholder Services, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1 800-775-1986 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by CST Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, by not later than 10:00 a.m. (Mountain Daylight Time) on May 11, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See “Voting Options – Voting by Registered Shareholders” below.

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The Record Date for the Meeting is the close of business on April 2, 2015. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Penn West. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Penn West. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Penn West does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker is substantially similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders - such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Penn West will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Shareholders.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CST Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Shares represented by Instruments of Proxy in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted or withheld from voting on any ballot in accordance with the specification so made.

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In the absence of such specification, the Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of Penn West knows of no such amendment, variation or other matter.

Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a certificate for Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person	Attend the Meeting and register with the transfer agent CST Trust Company upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.
Mail	Enter voting instructions, sign the Instrument of Proxy and send your completed proxy to:
CST Trust Company
Proxy Department,
P.O. Box 721, Agincourt,
Ontario M1S 0A1

For your Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 10:00 a.m. (Mountain Daylight Time) on May 11, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting (the “Proxy Deadline”).

Telephone

Call toll-free 1-888-489-5760 (English Only) and follow the instructions provided. You will need your 13-digit control number appearing on the bottom left hand side of your Instrument of Proxy to vote. If you vote by telephone, your vote must be received by not later than the Proxy Deadline.

Shareholders cannot use the telephone voting service if they wish to designate a person other than the management designees appearing on the Instrument of Proxy to attend and vote on their behalf at the Meeting.

Internet

Go to www.cstvotemyproxy.com. Enter your 13-digit control number located on the Instrument of Proxy at the bottom left hand side and follow the instructions on the website to vote your Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions.

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Please note that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the Proxy Deadline. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

E-mail

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an e-mail and send your e-mail to proxy@canstockta.com so that it is received not later than the Proxy Deadline.

Fax

1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) – Fax both pages of your completed, signed Instrument of Proxy to one of the numbers provided so that it is received not later than the Proxy Deadline.

Questions	Call Kingsdale Shareholder Services at 1-800-775-1986 (toll-free within North America) or 416-867-2272 (collect call outside North America).

Voting for Non-Registered or Beneficial Shareholders

If a Shareholder’s Shares are not registered in such Shareholder’s name, such Shares will be held in the name of a “nominee”, usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See “Notice to Beneficial Shareholders” above and the accompanying Voting Instruction Form for instructions on how vote your Shares.

If you have any questions or require more information with respect to voting your Shares at the Meeting, please contact our proxy solicitation agent, Kingsdale Shareholder Services, by e-mail at contactus@kingsdaleshareholder.com or by telephone at 1-800-775-1986 (toll-free within North America) or 416-867-2272 (outside North America).

Notice and Access

Penn West has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

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Penn West has also elected to use procedures known as “stratification” in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and-Access Provisions to provide a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with the notice (the “Notice-and-Access Notification”) provided to shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a Notice-and-Access Notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact CST Trust Company at the toll-free number 1-888-433-6443, by email at fulfillment@canstockta.com, or online at www.meetingdocuments.com/cst/pwt or through Penn West’s profile on SEDAR at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (Mountain Daylight Time) on April 30, 2015. A Beneficial Shareholder may also call Penn West at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

Voting Shares and Principal Holders thereof

Penn West is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at April 1, 2015, 502,163,163 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held. It is anticipated that all votes will be conducted by ballot other than the vote with respect to the appointment of auditors, which will be conducted by a show of hands.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

To the knowledge of the directors and executive officers of Penn West, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting, other than: (i) the resolution in respect of the proposed reduction of the stated capital of Penn West, which is a special resolution requiring approval by a majority of not less than two-thirds of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting; and (ii) the advisory vote on Penn West’s approach to executive compensation, which shall not be binding on Penn West.

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MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Penn West for the year-ended December 31, 2014, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Penn West’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

Appointment of Auditor

The Board recommends that Ernst & Young LLP (“E&Y”) be appointed auditor of Penn West for the ensuing year at a remuneration to be approved by the Board.

The current auditors of Penn West are KPMG LLP (“KPMG”). On March 11, 2015, the Board unanimously recommended that Penn West rotate auditors from KPMG to E&Y, upon the expiry of KPMG’s current term of office. Accordingly, KPMG will not be proposed for reappointment by Shareholders at the Meeting, but will continue to act as Penn West’s independent auditor until the expiry of its term of office at the close of the Meeting. There were no “reportable events” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) involving Penn West and KPMG in connection with the audits of Penn West’s two most recently completed financial years or in connection with any subsequent period up to and including March 11, 2015. See “Appendix D: Change of Auditor Reporting Package” for a copy of the reporting package in respect of such change of auditor.

Shareholders will consider an ordinary resolution to appoint the firm of E&Y to serve as auditors of Penn West until the next annual meeting of the Shareholders. The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting to approve this ordinary resolution.

Election of Directors of Penn West

Mr. James E. Allard has been a member of our Board since 2006, and is retiring from the Board in accordance with Penn West’s director retirement policy as of the close of the Meeting.

Mr. James C. Smith has been a member of our Board since 2005, and is also retiring from the Board as of the close of the Meeting. The Board and Management of Penn West thank Mr. Allard and Mr. Smith for their valuable contributions and insight over their many years of service and wish them well.

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The articles of Penn West provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently ten (10) directors (including Messrs. Allard and Smith) and the Board of Directors has fixed the number of directors to be elected at the Meeting for the ensuing year at eight (8) members. All of the current directors have been elected for a term that ends at the Meeting.

The eight (8) nominees for election as directors of Penn West by Shareholders are as follows:

George H. Brookman	William A. Friley
John Brydson	Richard L. George
Raymond D. Crossley	David E. Roberts
Gillian H. Denham	Jay W. Thornton

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Penn West.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting FOR the election of each such nominee as a director of Penn West.

Information in respect of the nominees for election as directors of Penn West is set forth below under “Information Concerning the Board and Director Nominees - Biographical and Other Information for Director Nominees”.

Individual Director Nomination and Majority Voting Policy

Penn West has a director nomination and majority voting policy providing for individual director nomination and majority voting. Such policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.

In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then immediately following the meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the Governance Committee, to be effective on Board acceptance.

2.

In the event a resignation is submitted in accordance with section 1 above, the Governance Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the Governance Committee, including but not limited to, the performance review feedback received from members of the Board pursuant to Penn West’s annual Board performance review process. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the policy will not participate in any meeting of the Governance Committee or the Board at which the resignation is considered.

3.

Within 90 days of the Shareholders meeting at which the votes were cast, a news release will be issued by Penn West announcing whether or not the director in question will continue to serve on the Board, a copy of which will be provided to the Toronto Stock Exchange. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

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In accordance with this policy, the Instruments of Proxy and Voting Instruction Forms for this Meeting provide for voting for individual directors as opposed to voting for a slate of directors.

Advance Notice By-Law

The Board has adopted an advance notice by-law (“By-law No. 2”), which was approved by Shareholders at the Company’s 2013 Annual General Meeting. By-law No. 2 sets forth procedures that must be followed by any Shareholder who intends to nominate any person for election as a director of the Company, other than pursuant to a proposal made in accordance with the ABCA, or a requisition of a shareholder meeting made pursuant to the ABCA. By-law No. 2 stipulates a deadline by which Shareholders must notify the Company of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the requirements of By-law No. 2 to be met. These requirements are intended to provide all Shareholders, including those voting by proxy, with the opportunity to evaluate the nominees and vote in an informed and timely manner regarding said nominees. By-law No. 2 also ensures orderly and efficient shareholder meetings by providing a structured and transparent framework for nominating directors. No person nominated by a Shareholder will be eligible for election as a director of the Company unless nominated in accordance with the provisions of By-law No. 2. A copy of By-law No. 2 is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Reduction of Stated Capital

At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution reducing the stated capital of the Shares by $2,575,000,000, without any payment or distribution to the Shareholders.

Reasons for the Reduction of Stated Capital

Under the ABCA, the corporate statute governing Penn West, a corporation is prohibited from taking certain actions, including declaring or paying a dividend, if, among other things, there are reasonable grounds for believing that the realizable value of its assets would as a result of the declaration or payment of the dividend be less than the aggregate of its liabilities and stated capital of all classes of its shares (the “ABCA Requirement”).

The purpose of reducing the stated capital of the Shares is to reduce the aggregate of our liabilities and stated capital so as to increase the difference between such amount and the realizable value of our assets, thereby providing us with additional flexibility under the ABCA Requirement to pay dividends if, as and when declared by the Board of Directors.

The stated capital account of the Shares is currently $4,575,000,000. If the Reduction of Stated Capital Resolution is approved by the Shareholders, the stated capital of the Shares will be $2,000,000,000.

The proposed reduction in stated capital will have no impact on the day-to-day operations of Penn West and will not alter the financial condition of Penn West.

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Limitation on the Reduction of Stated Capital under the ABCA

The ABCA provides that a corporation shall not reduce its stated capital if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Penn West does not have reasonable grounds to believe that (i) it is, or would after the stated capital reduction contemplated by the Reduction of Stated Capital Resolution be, unable to pay its liabilities as they become due, or (ii) the realizable value of Penn West’s assets would, as a result of the stated capital reduction contemplated by the Reduction of Stated Capital Resolution, be less than the aggregate of its liabilities.

Certain Canadian Federal Income Tax Considerations with Respect to the Reduction of Stated Capital

The following is a summary of the principal Canadian federal income tax considerations related to the proposed reduction of stated capital that are generally applicable to Shareholders. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations to the Tax Act, and the current published administrative practices and assessing policies of the Canada Revenue Agency (publicly available prior to the date hereof). This summary also takes into account all proposed amendments to the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all proposed amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the proposed amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the Canada Revenue Agency, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to (i) a Shareholder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules, (ii) a Shareholder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) a Shareholder that is a “specified financial institution” as defined in the Tax Act, or (iv) a Shareholder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such Shareholder should consult its own tax advisor.

This summary is not exhaustive of all Canadian federal income tax considerations related to the proposed reduction of stated capital, nor does it take into account any provincial or territorial tax laws of Canada or any tax laws of any jurisdiction outside Canada. This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder of Penn West. Each Shareholder should obtain advice from his, her or its own independent tax advisors with respect to his, her or its particular tax position as such consequences can vary depending upon the particular circumstances of each Shareholder.

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The proposed reduction of the stated capital of the Shares will not result in any immediate Canadian income tax consequences to a Shareholder nor will it affect a Shareholder’s adjusted cost base (“ACB”) of the Shares for purposes of the Tax Act. However, the reduction in the stated capital will reduce the paid-up capital (as defined in the Tax Act) of the Shares (“PUC”) by an amount equal to the reduction in stated capital. PUC is generally the aggregate of all of the amounts received by the Corporation upon issuance of its shares (by class) adjusted in certain circumstances in accordance with the Tax Act over the total outstanding number of shares of that class. PUC differs from the ACB of shares to any particular Shareholder as ACB is calculated based on the amount paid by a Shareholder to acquire shares of the Corporation, whether on issuance by the Corporation or through the marketplace.

Although the reduction of the stated capital and the corresponding reduction of the PUC of the Shares will not have any immediate Canadian income tax consequences, such reduction may have future Canadian federal income tax consequences to a Shareholder in certain limited circumstances, including, but not limited to, if Penn West repurchases any Shares, on a distribution of assets from Penn West to its Shareholders, or if Penn West is wound-up.

Reduction of Stated Capital Resolution and Approval Requirement

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass the following special resolution, being the Reduction of Stated Capital Resolution:

“BE IT RESOLVED as a special resolution of the holders of common shares of Penn West Petroleum Ltd. (the “Corporation”) that the stated capital account maintained in respect of the common shares of the Corporation is hereby reduced by $2,575,000,000.”

In order to be passed, the Reduction of Stated Capital Resolution requires the approval of not less than two-thirds of the votes cast thereon by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this special resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting to approve the Reduction of Stated Capital Resolution.

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Penn West’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Penn West’s approach to executive compensation as disclosed in this Information Circular, particularly under the heading “Compensation Discussion & Analysis”.

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular of Penn West Petroleum Ltd. (the “Corporation”) dated April 1, 2015 and delivered in connection with the 2015 Annual and Special Meeting of Shareholders of the Corporation.”

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As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting FOR this non-binding advisory resolution.

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes thereto provide certain information in respect of the nominees for election as directors of Penn West, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Penn West (or one of its predecessors), and the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 1, 2015.

GEORGE H. BROOKMAN Calgary, Alberta, Canada Age: 68 Independent Director Director Since: August 3, 2005

Since 1984, Mr. Brookman has been the Chief Executive Officer of West Canadian Industries Group Inc., a digital printing and document management company. In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies. He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton. He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company. Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd. In addition to his over 35 years of business experience, Mr. Brookman has been active in the community and is currently a member of the Boards of each of Travel Alberta, The Calgary Flames Foundation and the Calgary Stampede Foundation. He is a past Chairman of the Board for Tourism Calgary and past President and Chairman of the Calgary Exhibition and Stampede. Mr. Brookman is also a member of the Institute of Corporate Directors.

Ownership
Shares:	24,000(1)
Deferred Share Units:	19,146(2)
Board / Standing Committee Membership in 2014(3)	Attendance	Attendance (Total)
Board	7/7	15/15 (100%)
Governance Committee (Chair)	4/4
HR&C Committee	4/4

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JOHN BRYDSON Greenwich, Connecticut, USA Age: 62 Independent Director Director Since: June 4, 2014

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Ownership
Shares:	503,000(1)
Deferred Share Units:	30,647(2)
Board / Standing Committee Membership in 2014(3)	Attendance	Attendance (Total)
Board	4/4(4)	16/16 (100%)
Audit Committee	9/9(4)
Operations and Reserves Committee	3/3(4)

RAYMOND D. CROSSLEY Calgary, Alberta, Canada Age: 56 Independent Director Director Since: March 6, 2015

Mr. Crossley is currently a member of the Financial Review Committee of the Alberta Securities Commission (“ASC”) and has been a member of the Financial Advisory Committee of the ASC. He is also a member of the board of the Canada West Foundation. Mr. Crossley recently retired from the accounting firm of PricewaterhouseCoopers (“PwC”) after serving for more than 33 years. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office, and from 2011-2013 was Managing Partner, Western Canada. In this role, he led PwC’s market activities in Western Canada. Mr. Crossley is a member of the Alberta and Ontario Institutes of Chartered Accountants. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Ownership
Shares:	9,000(1)
Deferred Share Units:	0(2)
Board / Standing Committee Membership in 2014(3)	Attendance	Attendance (Total)
N/A (9)	N/A (9)	N/A (9)

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GILLIAN H. DENHAM Toronto, Ontario, Canada Age: 54 Independent Director

Ms. Denham, a Corporate Director, sits on the board of Morneau Shepell Inc., a provider of human resource consulting and outsourcing services, and the board of National Bank of Canada. Further, since December 2013, she sits on the board of directors of Markit Group Holdings Limited, sole shareholder of Markit Group Limited, a financial information services provider. Since September 2012, she has also been a member of the board of directors of Munich Reinsurance Company of Canada and the Temple Insurance Company. From 2001 to 2005, she was Vice Chair, Retail Markets at Canadian Imperial Bank of Commerce (“CIBC”). Ms. Denham joined Wood Gundy in 1983, subsequently acquired by CIBC, as an Assistant Vice-President in Corporate Finance. Throughout her career at CIBC, she held progressively more senior roles. From 2006 to 2010, she was a member of the board of directors and Chair of the Human Resources and Compensation Committee of the Ontario Teachers’ Pension Plan. Ms. Denham is a member of the board of governors and the audit committee of Upper Canada College. She holds an Honours Business Administration degree from University of Western Ontario School of Business and an MBA from Harvard Business School.

Director Since: June 13, 2012	Ownership
Shares:	20,600(1)
Deferred Share Units:	18,332(2)
Board / Standing Committee Membership in 2014(3)	Attendance	Attendance (Total)
Board	7/7	17/17 (100%)
Audit Committee	2/2(5)
Governance Committee	4/4
HR&C Committee (Chair) (5)	4/4

William A. Friley Calgary, Alberta, Canada Age: 63 Independent Director Director Since: March 12, 2015

Mr. Friley is President and CEO of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. He is on the board of directors of OSUM Oil Sands Corp., a private Calgary-based oil sands exploration and production company, as well as Titan Energy Services and Advanced Flow Technologies, both private Calgary-based oilfield services companies. Mr. Friley founded and was President, CEO and Chairman of Triumph Energy Corp. (“Triumph”), a TSX-listed oil and gas exploration company from 1993-2001, when Triumph was acquired by Baytex Energy Ltd. He is past Chair of the Canadian Association of Petroleum Producers, as well as a past director of a number of oil and gas companies, including Mustang Resources Ltd., Silverstar Well Servicing Inc., Viking Energy Trust and Harvest Energy Trust. Mr. Friley is a past Chairman of the Regional Board of the Nature Conservancy of Canada (“NCC”), Canada’s largest land conservation organization, and continues to serve on the board of NCC’s Alberta Region. Mr. Friley graduated with a degree in Geology from the University of Colorado in 1978 and he has explored for and produced oil and gas throughout Western Canada for more than 35 years.

Ownership
Shares:	50,648(1)
Deferred Share Units:	0(2)
Board / Standing Committee Membership in 2014(3)	Attendance	Attendance (Total)
N/A(12)	N/A(12)	N/A(12)

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RICHARD L. GEORGE, O.C. Calgary, Alberta, Canada

Mr. George is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. He served as the CEO of Suncor Energy Inc. (an integrated energy company) from 1991 to May 2012, and also held the position of President from 1991 until December 2011. He has been a director of several public companies and is currently serving on the board of directors of both the Royal Bank of Canada and Anadarko Petroleum Corporation. Mr. George holds a Bachelor of Science Degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Age: 64	Ownership
Chairman of the Board	Shares:	872,700(1)(8)
Independent Director	Deferred Share Units:	102,645(2)
Director Since: May 3, 2013
Board / Standing Committee Membership in 2014(3)		Attendance	Attendance (Total)
Board		7/7	10/10
Operations & Reserves Committee (Chair)(6)		3/3(6)	(100%)

DAVID E. ROBERTS Calgary, Alberta, Canada

Mr. Roberts has been the President and Chief Executive Officer of Penn West since June 19, 2013 and has more than 30 years of operational experience in the upstream oil and gas business. Prior to joining Penn West, Mr. Roberts was Executive Vice President and Chief Operating Officer of Marathon Oil Corporation. Mr. Roberts also served as Marathon’s Executive Vice President Upstream for a number of years after joining Marathon in 2006 as Senior Vice President Business Development. He previously served as Executive Vice President/Managing Director for BG Group plc. with responsibility for Asia and the Middle East. Prior to joining BG Group, he served as advisor to the Vice Chairman of ChevronTexaco Corporation from 2001 to 2003, where he provided strategic and operational advice to executive management regarding the company’s upstream operations. Dave built his early skills with Texaco, where he held a number of key operational and strategic planning roles over an 18 year period.

Age: 54	Ownership
President & Chief Executive Officer	Shares:	95,388(1)
Director Since: June 19, 2013	Deferred Share Units:	N/A(10)
Board / Standing Committee Membership in 2014(3)(7)		Attendance	Attendance (Total)
Board		7/7 (7)	7/7 (7) (100%)

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Jay W. Thornton Calgary, Alberta, Canada Age: 57 Independent Director Director Since: June 5, 2013

Mr. Thornton is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. Mr. Thornton has over 27 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. From 2000 to 2012, he held various operating and corporate executive positions with Suncor. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. He has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of North American Energy Partners Inc. and a private Calgary-based oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Ownership
Shares:	455,000(1)(8)
Deferred Share Units:	25,163(2)
Board / Standing Committee Membership in 2014(3)	Attendance	Attendance (Total)
Board	7/7	22/22 (100%)
Audit Committee	11/11
Operations and Reserves Committee(11)	3/3(11)
Reserves and A&D Committee(11)	1/1(11)

Notes to Biographical and Other Information for Director Nominees:

(1)

Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 1, 2015, based on information reported on SEDI. In the case of Mr. Roberts, does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2014.

(2)	Reflects the number of DSUs held by each nominee as at April 1, 2015.
(3)	Reflects memberships on standing committees of the Board in 2014.
(4)	Mr. Brydson joined the Board on June 4, 2014. He was appointed to the Audit Committee and the Operations and Reserves Committee effective June 5, 2014.
(5)	Ms. Denham ceased to be a member of the Audit Committee and was appointed Chair of the HR&C Committee effective June 5, 2014.
(6)	Mr. George joined the Operations and Reserves Committee and was appointed as Chair effective June 5, 2014 until March 11, 2015 when Mr. Friley joined the Committee and was appointed Chair.
(7)

Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(8)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton.
(9)	Mr. Crossley was appointed to the Board effective March 6, 2015 and was appointed Chair of the Audit Committee effective March 11, 2015.
(10)	As a Management Director, Mr. Roberts is not eligible to participate in the DSU Plan.
(11)	The Board resolved to dissolve the Reserves and A&D Committee and establish in its place the Operations and Reserves Committee effective June 5, 2014.
(12)	Mr. Friley was appointed to the Board effective March 11, 2015 and was appointed Chair of the Operations and Reserves Committee effective the same date.

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STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board’s standing committees and their members as at April 1, 2015.

Director	Audit Committee	Governance Committee(7)	Human Resources and Compensation Committee(7)	Operations and Reserves Committee(4)
James E. Allard(1)		X	X
George H. Brookman		Chair	X
John Brydson(2)	X			X
Raymond D. Crossley(3)	Chair
Gillian H. Denham(1)		X	Chair
William A. Friley(5)				Chair
Richard L. George				X
David E. Roberts(6)
James C. Smith(3)	X
Jay W. Thornton	X			X

Notes:

(1)	Effective June 5, 2014: Mr. Allard was appointed to the Governance Committee; and Ms. Denham was appointed Chair of the HR&C Committee.
(2)	Effective June 4, 2014, Mr. Brydson was elected to the Board and effective June 5, 2014 was appointed to the Audit Committee and the Operations and Reserves Committee.
(3)	Mr. Crossley joined the Board on March 6, 2015 and replaced Mr. Smith as Chair of the Audit Committee effective March 11, 2015. Mr. Smith remains a member of the Audit Committee.
(4)	Effective June 5, 2014, the former Health, Safety, Environment and Regulatory Committee and the Reserves and A&D Committee were dissolved and replaced with the Operations and Reserves Committee.
(5)	Mr. Friley joined the Board on March 11, 2015 and was appointed Chair of the Operations and Reserves Committee on the same date.
(6)

Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(7)	At least one additional member will be added to the Governance Committee and the HR&C Committee after the Meeting.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual. In applying this definition and these standards, the Board considers all relationships of the director and director nominees with Penn West, including business, family and other relationships. The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

The Board has determined that Mr. Roberts is not independent, as he is the President and Chief Executive Officer of Penn West. The Board has determined that all other directors and director nominees are independent under the standards of NI 58-101 and Section 303A.02 of the NYSE Listed Company Manual. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent in accordance with National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and pursuant to the Audit Committee mandate.

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The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
James E. Allard		X
George H. Brookman		X
John Brydson		X
Raymond D. Crossley		X
Gillian H. Denham		X
William A. Friley		X
Richard L. George		X
David E. Roberts	X		X	Current President & Chief Executive Officer of Penn West
James C. Smith		X
Jay W. Thornton		X

DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2014 for all Board meetings and meetings of standing committees of the Board held in 2014 is set forth below.

Director	Board	Audit Committee	Governance Committee	Health, Safety & Environment Committee(1)	HR&C Committee	Reserves and A&D Committee(1)	Operations and Reserves(1)	Total
James E. Allard(2)(3)	7/7	9/9	2/2	1/1	4/4	n/a	n/a	23/23 (100%)
George H. Brookman	7/7	n/a	4/4	n/a	4/4	n/a	n/a	15/15 (100%)
John Brydson(1)	7/7	9/9	n/a	n/a	n/a	n/a	3/3	19/19 (100%)
Gillian H. Denham(2)	7/7	2/2	4/4	n/a	4/4	n/a	n/a	17/17 (100%)
Richard L. George(1)	7/7	n/a	n/a	n/a	n/a	n/a	3/3	10/10 (100%)
Daryl Gilbert(4)	1/3	n/a	0/2	1/1	n/a	1/1	n/a	3/7 (43%)
Frank Potter(4)	3/3	2/2	2/2	n/a	n/a	n/a	n/a	7/7 (100%)
David E. Roberts(5)	7/7	n/a	n/a	n/a	n/a	n/a	n/a	7/7 (100%)
Jack Schanck(4)	2/3	n/a	n/a	1/1	1/1	1/1	n/a	5/6 (83%)
James C. Smith	7/7	11/11	n/a	n/a	n/a	1/1	n/a	19/19 (100%)
Jay W. Thornton(1)	7/7	11/11	n/a	n/a	n/a	1/1	3/3	22/22 (100%)

Totals	62/65 (95%)	44/44 (100%)	12/14 (86%)	3/3 (100%)	13/13 (100%)	4/4 (100%)	9/9 (100%)	144/149 (97%)

Overall Percentage of Meetings Attended:								147/152 (97%)

19	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Notes:

(1)	Effective June 5, 2014, the former Health, Safety, Environment and Regulatory Committee and the Reserves and A&D Committee were dissolved and replaced with the Operations and Reserves Committee.
(2)

Effective June 5, 2014: Mr. Allard was appointed to the Governance Committee and the Audit Committee and stepped down as Chair of the HR&C Committee; and Ms. Denham was appointed Chair of the HR&C Committee and ceased to be a member of the Audit Committee.

(3)	Effective November 4, 2014 Mr. Allard ceased to be a member of the Audit Committee.
(4)	Effective June 4, 2014: Messrs. Gilbert, Potter and Schanck ceased to be members of the Board as they did not stand for re-election at the annual general meeting of Shareholders held on that date.
(5)

Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings at the invitation of the committees (excluding “in-camera” portions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

BOARD AND COMMITTEE MEETINGS

The numbers of meetings held by the Board and each of the standing committees of the Board in 2014, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2014, is summarized below.

Board/Committee	Total Meetings	Overall Attendance
Board	7	95%
Audit Committee	11	100%
Governance Committee	4	86%
Health, Safety, Environment & Regulatory Committee(1)	1	100%
HR&C Committee	4	100%
Operations and Reserves Committee(1)	3	100%
Reserves and A&D Committee(1)	1	100%

Notes:

(1)	Effective June 5, 2014, the former Health, Safety, Environment and Regulatory Committee and the Reserves and A&D Committee were dissolved and replaced with the Operations and Reserves Committee.

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Penn West directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
James E. Allard	None	—
George H. Brookman	None	—
John Brydson	None	—
Raymond D. Crossley	Pure Technologies Ltd.	TSX
	Markit Ltd.	NASDAQ
Gillian H. Denham	Morneau Shepell Inc.	TSX
	National Bank of Canada	TSX
William A. Friley	None	—
Richard L. George	Anadarko Petroleum Corporation Royal Bank of Canada	NYSE TSX, NYSE
David E. Roberts	Flowserve Corp.	NYSE
James C. Smith	Cardinal Energy Ltd.	TSX
Jay W. Thornton	North American Energy Partners Inc.	TSX, NYSE

20	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Interlocking Board Memberships

As at April 1, 2015, none of the director nominees serve together as directors on the boards of other reporting issuers.

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Penn West, if elected, will serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Penn West’s director retirement policy requires that each Non-Management Director, upon reaching the age of 70 (and annually thereafter), must offer their resignation as a director, following which the Board, after receiving the recommendation of the Governance Committee, shall determine whether to accept such resignation. All of the nominees standing for election to the Board at the Meeting are currently under the age of 70. The Board has not granted any waivers under the director retirement policy since Penn West’s last annual meeting of Shareholders.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the Governance Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Penn West’s executive officers, the remuneration plan for Non-Management Directors is not designed to pay for performance. Rather, Non-Management Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Management Directors are not eligible to receive Options under the Stock Option Plan, PSUs under the PSU Plan or Incentive Awards under the LTRIP, and do not participate in Penn West’s Employee Retirement/Savings Plan. In addition, Non-Management Directors participate in the DSU Plan pursuant to which they receive a portion of their compensation in the form of DSUs, which are not redeemable until after a Non-Management Director has retired from the Board. When redeemed, each DSU entitles the holder to a payment equal to the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, thereby forming an additional alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns. Management Directors (i.e. Mr. Roberts) are not eligible to participate in the DSU Plan. For details regarding the DSU Plan, see “Remuneration of Directors - Deferred Share Unit Plan”.

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In light of the current challenging economic environment, and the effect such environment has had upon total Shareholder returns in 2014 and to date, the Governance Committee during its annual review of Penn West’s director remuneration (for details of such review, see “Remuneration of Directors - Procedure for Review of Director Compensation Program”) determined that it was appropriate not to increase Non-Management Director compensation. Accordingly, there have been no changes to Non-Management Director compensation since May 22, 2013.

Summary of the Non-Management Director Remuneration Program

The following table summarizes the fee structure for Non-Management Directors of Penn West as at April 1, 2015.

Annual Retainer for the Board Chair	$300,000	(1)
Annual Retainer for each Board member other than the Board Chair:	$125,000	(1)
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the Governance Committee, HR&C Committee, and Operations and Reserves Committee	$7,500
Board, Strategy and Committee Meeting and Attendance Fee (per meeting or event attended)	$1,500
Travel Fee (per instance)(2)	$1,500

Notes:

(1)

In 2014, the DSU Plan provided that: (i) 20% of this amount was required to be received in the form of DSUs; and (ii) notwithstanding (i), any director who had not yet met the applicable minimum Share ownership requirements for directors, as established by the Board from time to time, was required to receive 50% of this amount in the form of DSUs until such time as the minimum Share ownership requirements were satisfied. See “Remuneration of Directors – Deferred Share Unit Plan – DSU Grants”.

(2)

A travel fee of $1,500 is paid when a Non-Management Director travels more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee, or a meeting of the Shareholders.

In addition to the fees described in the table above, Non-Management Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Penn West.

Management Director Compensation

Management Directors (currently being Mr. Roberts) do not receive any retainers, fees or other remuneration in their capacities as directors of Penn West. For information on the compensation received by Mr. Roberts in 2014 in his capacity as President and Chief Executive Officer of Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data”.

Procedure for Review of Director Compensation Program

The Governance Committee performs an annual review of Penn West’s director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

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DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Penn West to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Management Directors (i.e. Mr. Roberts) are not eligible to participate in the DSU Plan.

A director’s remuneration that is required and/or elected to be received in the form of DSUs is referred to as “Deferred Remuneration”. Penn West credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Penn West and the Shareholders by providing a means to accumulate a meaningful financial interest in Penn West that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Penn West as measured in total Shareholder returns for Penn West; and (iii) assist Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

DSU Grants: In 2014, the DSU Plan provided that:

(a)	each Non-Management Director was required to receive 20% of their annual Board retainer in the form of DSUs;

(b)

notwithstanding clause (a), any Non-Management Director who had not yet met the applicable minimum Share ownership requirements for directors, as established by the Board from time to time, was required to receive 50% of their annual Board member retainer in the form of DSUs until such time as the minimum Share ownership requirements were satisfied; and

(c)	subject to the mandatory participation requirements described in clauses (a) and (b), any director could elect to receive any amount of their remuneration in the form of DSUs.

For information regarding the Share ownership requirements for directors, see “Remuneration of Directors - Director Equity Ownership Requirements”.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

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Vesting: DSUs vest immediately upon being credited to a director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Penn West, or where a director has (except as a result of death) otherwise ceased to hold any positions with Penn West. Upon a director retiring or ceasing to hold any position with Penn West, all DSUs credited to the director’s account will be redeemed by Penn West as of the maturity date, being December 1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by the director by notice to Penn West (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Penn West will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of retirement or cessation, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Penn West but before the Maturity Date, Penn West will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

Administration of the DSU Plan: Subject to the Governance Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Governance Committee’s mandate, the DSU Plan is administered by the Governance Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Penn West’s director and executive equity ownership policy (the “Equity Ownership Policy”) provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum of 30,000 Shares within a period expiring five years from the later of January 1, 2011 and the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair’s total annual retainer within a period expiring five years from the later of January 1, 2011 and the date of appointment as Board Chair. The table below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Chairman
Director (other than Board Chair)	30,000 Shares

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In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any DSUs held by the director, are included in the calculation of Share holdings, whether or not they have yet been reported on SEDI.

As at April 1, 2015, each director either: (a) holds, indirectly or directly; or (b) remains within the five year period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors’ equity holdings, see the table under “Director Equity Ownership” below. For information regarding the minimum equity ownership requirements for Penn West’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Penn West and investment-at-risk statistics for each Non-Management Director of Penn West as at April 1, 2015.

Director	Shares (#)(1)		DSUs (#)(2)	Total Equity (#)(3)	Market Value of Total Equity ($)(4)	Value at Risk as multiple of annual Board retainer(5) (#)	Complies with Director Equity Ownership Requirement(6)
James Allard	21,290		17,442	38,732	83,273	0.7	Yes
George Brookman	24,000		19,146	43,146	92,764	0.7	Yes
John Brydson	503,000		30,647	533,647	1,147,341	9.2	Yes
Raymond Crossley	9,000		0	9,000	19,350	0.2	Yes(7)
Gillian Denham	20,600		18,332	38,932	83,704	0.7	Yes
William Friley	50,648		0	50,648	108,893	0.9	Yes
Richard George	872,700	(8)	102,645	975,345	2,096,992	7.0	Yes
James Smith	54,600		14,129	68,729	147,767	1.2	Yes
Jay Thornton	455,000	(8)	25,163	480,163	1,032,350	8.3	Yes
Average value at risk as multiple of annual retainer:						3.2

Total value at risk as multiple of total annual retainers:						2.9(9)

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at April 1, 2015, based on information reported on SEDI.
(2)	Reflects the total number of DSUs held by each director as at April 1, 2015.
(3)	Reflects sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column.
(4)	Reflects the market value of the Shares and DSUs reflected in the ‘Total Equity’ column, based on the closing price of $2.15 for the Shares on the TSX on April 1, 2015.
(5)

“Value at Risk as multiple of annual Board retainer” reflects the “Market Value of Total Equity” for the director divided by: (a) in the case of the Chairman of the Board, the Chairman’s annual retainer of $300,000; and (b) in the case of all other directors, the annual Board member retainer of $125,000.

(6)

As at April 1, 2015, the minimum equity ownership requirement was 30,000 Shares for Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. See “Remuneration of Directors – Director Equity Ownership Requirements” for more information regarding these requirements.

(7)	In accordance with the Equity Ownership Policy, this director has until March 5, 2020 to achieve the requirement of 30,000 Shares held.
(8)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton.
(9)

The 455,000 Shares owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton have only been included once in the total value at risk used for this calculation.

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DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Penn West in 2014.

Name	Fees earned ($)(1)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)		Total ($)
James Allard	142,750	25,000	N/A	N/A	N/A	Nil		167,750
George Brookman	102,588	53,913	N/A	N/A	N/A	156		156,657
John Brydson	0	104,429	N/A	N/A	N/A	Nil		104,429
Gillian Denham	112,161	53,125	N/A	N/A	N/A	Nil		165,286
Richard George	0	307,750	N/A	N/A	N/A	Nil		307,750
Daryl Gilbert	34,500	26,786	N/A	N/A	N/A	91		61,377
Frank Potter	46,002	26,786	N/A	N/A	N/A	53		72,841
Jack Schanck	54,923	16,861	N/A	N/A	N/A	153,124	(7)	224,908
James Smith	145,000	25,000	N/A	N/A	N/A	182		170,182
Jay Thornton	92,125	73,375	N/A	N/A	N/A	182		165,682

Total	730,049	713,025	N/A	N/A	N/A	153,788		1,596,862

Notes:

(1)	Represents the cash directors’ fees paid to the Non-Management Directors in 2014.
(2)

Represents the grant date fair value of the DSUs issued to the Non-Management Directors in 2014 in lieu of cash directors’ fees otherwise payable to the directors, such grant date fair value being equivalent to the amount of the cash directors’ fees the DSUs were issued in lieu of.

(3)	Penn West did not grant in 2014, and has not granted since 2007, “option-based awards” to Non-Management Directors.
(4)	No amounts were earned by or paid to the directors in 2014 that were related to awards under non-equity incentive plans.
(5)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(6)

Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West.

(7)	Upon his retirement from the Board in 2014, as a US resident the redemption of Mr. Schanck’s DSUs accelerated and he was paid out $153,124.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Penn West adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Penn West. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Penn West has not granted any “option-based awards” to its Non-Management Directors since 2007.

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The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2014 that were held by each individual who was serving as a Non-Management Director on such date.

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(2)
James Allard	N/A	N/A	N/A	N/A	Nil	N/A	32,372
George Brookman	N/A	N/A	N/A	N/A	Nil	N/A	35,332
John Brydson	N/A	N/A	N/A	N/A	Nil	N/A	24,905
Gillian Denham	N/A	N/A	N/A	N/A	Nil	N/A	34,392
Richard George	N/A	N/A	N/A	N/A	Nil	N/A	139,161
James Smith	N/A	N/A	N/A	N/A	Nil	N/A	24,856
Jay Thornton	N/A	N/A	N/A	N/A	Nil	N/A	35,641

Notes:

(1)	There were no Non-Management Directors who held “option-based awards” at December 31, 2014.
(2)

These figures represent the estimated aggregate value of outstanding DSUs held by the Non-Management Directors (all of which DSUs immediately vested upon issuance) as at December 31, 2014, calculated based on the closing price of the Shares on the TSX on December 31, 2014 of $2.43. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Penn West (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table and related notes set forth the value of the DSUs that vested in 2014 under the DSU Plan that were held by each individual who served as a Non-Management Director in 2014. For details regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Penn West did not grant any “option-based awards” or “non-equity incentive plan” compensation to its Non-Management Directors in 2014.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
James Allard	N/A	40,274	N/A
George Brookman	N/A	67,552	N/A
John Brydson	N/A	65,849	N/A
Gillian Denham	N/A	67,344	N/A
Richard George	N/A	308,981	N/A
Daryl Gilbert	N/A	50,242	N/A
Frank Potter	N/A	50,839	N/A
Jack Schanck	N/A	35,933	N/A
James Smith	N/A	29,384	N/A
Jay Thornton	N/A	99,028	N/A

Notes:

(1)	No Non-Management Director held any option-based awards in 2014.
(2)

Represents the value of DSUs that vested in 2014. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Penn West (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date. Further note that these values will not be equivalent to the grant date fair value of DSUs in the “Director Remuneration Data – Director Compensation Table” as vesting of DSUs occurs upon deposit and is therefore subsequent to the earning period, and dividends have accumulated since vesting.

(3)	Penn West did not in 2014, and does not as at April 1, 2015, have any non-equity incentive plans in which Non-Management Directors are eligible to participate.

OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The Governance Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the Governance Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)	annual Board performance assessment survey,

(ii)	individual director peer feedback surveys, and

(iii)	individual director self-assessment skills/expertise matrix.

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When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories using the scale reflected below:

	Category of Skill/Expertise	Self-Assessment Scale
1.	Oil and Gas Experience (technical oil and gas expertise, with particular focus on exploration and production)	1 - Basic Knowledge/Experience 3 - Moderate Knowledge/Experience 5 - Advanced Knowledge/Experience
2.	Capital Markets (particularly global debt and equity markets)
3.	Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)
4.	Commodities Marketing
5.	Risk Management
6.	Compensation and Human Resources
7.	Health, Safety and Environmental
8.	Public Sector Experience (including government, regulatory organizations or non-governmental organizations)
9.	Public/Community Relations
10.	CEO / Senior Officer Experience with significant public or private company
11.	Corporate Governance
12.	Legal

Each year, every member of the Board completes either a Board performance assessment survey or the individual director peer feedback survey along with the individual director self-assessment skill/expertise matrix, alternating on an annual basis. This alternating approach allows directors to provide feedback regarding the effectiveness and performance of the Board one year, and discuss the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics the next year.

Generally, the Board performance assessment survey and the individual director peer feedback and skills/expertise matrix surveys are completed by each of the directors and then returned to the Chair of the Governance Committee, who compiles the results and communicates them to the Chairman of the Board and the Corporate Secretary of Penn West. The Chair of the Governance Committee arranges for the results of the individual director peer feedback surveys to be provided to the respective directors and the directors meet individually with the Chairman of the Board to discuss their respective results. A summary of the Board performance assessment survey results and composite results of the individual director peer feedback surveys are communicated to the Governance Committee by the Chair of the committee. The results of the surveys are then utilized by the Governance Committee not only to identify areas for improvement in the performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with director orientation materials consisting of various background documents of Penn West, and also provides access to all material corporate records, prior Board materials and the Board’s manual. Penn West’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Penn West’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board’s mid-year strategy session typically held around the time of the annual meeting of Shareholders also serves as a useful orientation tool.

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Director Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of Penn West, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	one or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants;

(f)	membership with the National Association of Corporate Directors (“NACD”); and

(g)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

Since November 21, 2014 Penn West has provided each of its directors with full membership to NACD. Through this program, each director of Penn West has access to a robust portfolio of publications, educational programs and peer-exchange forums designed to assist each director support the Board.

BOARD MEMBERSHIP IN 2014

A total of seven (7) individuals served as directors of Penn West for the entire 2014 financial year, being Ms. Denham and Messrs. Allard, Brookman, George, Roberts, Smith and Thornton. In addition: Mr. Gilbert, Mr. Potter and Mr. Schanck served as directors of Penn West until June 4, 2014; and Mr. Brydson served as a director of Penn West from June 4, 2014 through the end of the 2014 financial year.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Penn West, no proposed director of Penn West (nor any personal holding company of any such persons):

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Penn West), that:

30	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

(i)

was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

except with respect to those Orders described at the end of this section;

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Penn West, no proposed director (or personal holding company of any proposed director) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On July 29, 2014, Penn West announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of Penn West’s accounting practices and that certain of Penn West’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, and in conjunction with the announcement, the Company advised that its historical financial statements and related audit reports and MD&A should not be relied upon. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against, among others, Messrs. Roberts, George, Brookman, Brydson and Thornton, and Ms. Denham. The Ontario Securities Commission issued a Temporary Management Cease Trade Order on August 8, 2014 and a Permanent Management Cease Trade Order on August 20, 2014 (the

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“OSC MCTO”) against Ms. Denham (the only one of the aforementioned individuals who was resident in Ontario). On September 18, 2014, Penn West filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, and related amended documents. Penn West also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications on September 18, 2014. Following such filings, the ASC MCTO and the OSC MCTO were each revoked on September 23, 2014.

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COMPENSATION DISCUSSION & ANALYSIS

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to provide Penn West’s Compensation Discussion and Analysis to assist you in better understanding our approach to executive compensation. While Penn West’s Board has experienced significant renewal over the past two years, to an even greater extent, the Company has undergone transformative change over that same time period.

In 2013, we recognized a need for change in leadership. To accomplish this, we engaged in a competitive search process across North America looking for top echelon talent to take on this task. In Dave Roberts, we found a hands-on oil patch veteran with a strong strategic and technical perspective and a lifetime of industry experience across the upstream oil and gas value chain. He provides the experienced leadership required to deliver on the potential of the Company’s core assets.

Penn West – In Transition

Penn West is a company in transition. It is a different company today than it was when Mr. Roberts joined the organization in June, 2013. Mr. Roberts immediately began streamlining the Company with an organizational restructuring and a corresponding reduction in senior management and overall staffing levels. A renewed focus on reducing costs and increasing netbacks translated to early step change improvements in drilling and completion costs and cycle times. At the same time, the Board initiated a strategic review process which ultimately resulted in our new long term plan prioritizing light oil development in a more focused portfolio of assets designed to create real and sustainable value for Shareholders.

2014 was Mr. Roberts’ first full year at Penn West. It was a year focused on establishing a culture of high performance and continuous improvement at Penn West. Mid-year, David Dyck was appointed Chief Financial Officer and the development and production operation functions were integrated.

An enterprise-wide initiative was kicked off to redesign and create new processes and standards and establish sustainable and profitable best practices. These changes will ensure successful delivery of Penn West’s long-term plan through well inventory readiness, supply chain management, organizational effectiveness and an enterprise-wide execution control system. Management began a field-based model for this initiative as a pilot project within the Switchgrass district to target field operations excellence and has since expanded this to the Cardium and Big Hill districts in early 2015. Penn West’s operational focus in the field has yielded meaningful results and will continue to drive improvements at the wellhead, yielding improved sustainability, reliability, and profitability for the Company. Some highlights of our operational and financial performance improvements over 2014 include:

•	Cash netbacks per barrel have increased by 16% primarily due to strong commodity prices in the first half of 2014 and the success of cost reduction measures;

•	Total operating expenses in 2014 were reduced by close to $300 million relative to 2013;

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•	Decreased drilling and completions times have resulted in industry leading cost structures in our core play areas - the Cardium and the Viking; and

•	2014 planned development activities were completed at a cost 11% below our budgeted guidance of $820 million.

While the review of accounting practices and resulting restatement of certain historical financial statements represented a challenge to all of us, that these matters were brought to light, acted on, and resolved in a timely manner, exemplifies the leadership culture we have created as well as the discipline and resilience of this ‘new’ organization. Management has worked diligently to resolve the material weaknesses and deficiencies identified in the review, all of which the Company believes were remedied by the end of 2014. In the midst of this, we restructured the accounting and finance organization and processes, aligning this function much more closely to Penn West’s business needs, implementing leading practices, and reducing costs while driving efficiencies.

Perhaps most easily overlooked in 2013 and 2014 is the dramatic reduction in debt that was achieved. In 2013, $540 million of non-core asset divestitures were achieved and in 2014 an additional $560 million of non-core assets were sold. Penn West reduced its debt obligations, through dispositions and improved efficiencies, by approximately $1 billion since June, 2013. As significant as the sales proceeds are to strengthening the balance sheet, the corresponding reduction in wellbores and associated liability going forward is equally as impactful to the efficiency and focus of the business.

With our team in place and for the second year in a row, Penn West delivered production volumes within our guidance (104,000 boe/d in 2014). In 2014, our funds flow was well balanced against combined capital and dividends paid out, with a sustainability ratio of 102%.

The Board and management recognize that renewal at Penn West will take time. It takes leadership and talent across all levels of the organization. It requires discipline, focus and patience, particularly in this commodity price environment. Penn West’s management team is committed to the process.

Compensation Philosophy

Penn West’s executive compensation philosophy is firmly based on a pay for performance structure that is designed to reward superior business performance and increase Shareholder returns. It also takes into account individual and organizational results while maintaining market competitiveness and an ability to attract new and retain existing highly qualified and talented executives. At the same time, a significant portion of the total compensation provided to our senior executives is at risk and therefore ensures alignment with Shareholders’ interests and reinforces our pay for performance philosophy.

Compensation for Our CEO

Almost 78% of the President and CEO’s target 2014 compensation was provided in the form of mid- to long-term incentives, tying a substantial portion of the CEOs’ compensation to total Shareholder return. The chart below provides the proportionate elements of Mr. Roberts’ target 2014 total compensation.

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2014 and Early 2015 Compensation Decisions

As we look forward to 2015, the Human Resources and Compensation Committee has made changes to the executive compensation structure. These changes are fully aligned with current best practices and will position us to respond to the realities our industry is currently facing. These changes will be more fully discussed in next year’s proxy circular but we thought it was important to demonstrate the initiatives completed and currently underway to strengthen the link between executive compensation and interests of Shareholders in 2015 and beyond.

The only salary increases provided to Named Executive Officers for 2014 were 3% increases to Mr. Luft and Mr. Gegunde to reflect their increased responsibilities resulting from Penn West’s streamlined senior management structure. Cash bonuses for the 2014 performance year were kept flat on a year over year basis. Overall total compensation for Named Executive Officers in 2014 was 19% less than 2013 total compensation. The components and weighting structure of the short term incentive plans for executives remains the same for 2015 (corporate 75%; individual 25%). However, the 2015 corporate component will be based on corporate level performance results rather than the blend of corporate and district scores used in 2014 (excluding the CEO, who agreed to be evaluated solely on the corporate level score for 2014, rather than a blend of corporate and district results).

We recognize that the realizable value of long term incentive awards is strongly tied to any increase or decrease in the Share price. Over the three year period from 2012 to 2014, NEO combined Realizable Pay was approximately 46% of the original pay opportunity and 30% of all pay at risk. Our CEO’s Realizable Pay over that time frame has been approximately 39% of the original pay opportunity and 29% of all pay at risk. The direct link between total Shareholder return and payouts of our mid to long term compensation programs ensures that the value ultimately received by our Named Executive Officers is inextricably aligned to our Shareholders.

This year we adjusted the composition of our Executive Compensation Peer Group (for 2015 compensation decisions) by excluding three companies that are substantially larger than Penn West and adding others that more closely align with our size and operations.

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Additionally, the long term incentive mix for Named Executive Officers for 2015 has been adjusted to reduce the weighting and reliance on stock options and to include the introduction of an RSU-type component (Incentive Awards). At the CEO level, 25% of long term incentives will be granted in the form of Options, 25% in Incentive Awards and 50% in PSUs. A similar long term incentive mix will apply to other executive positions. In conjunction with this change, the CEO will be required to invest 100% of the after tax dollar proceeds realized from Incentive Awards granted in 2015 to purchase Penn West Shares and then hold these Shares for a period of two years. The payout curve for the 2015 PSUs has been adjusted so that the payout at the bottom end of the performance curve is reduced and maximum payment performance requirements increased at the top end such that maximum payout does not occur until 90th percentile performance is attained. We have also approved an Executive Incentive Compensation Recoupment Policy (a clawback policy) effective March 11, 2015 applicable to the CEO, CFO and other top executive positions.

We continually look at our approach to executive compensation to ensure it is competitive with our industry peers and aligns the interests of Management with Shareholders. At our annual Meeting, Shareholders are invited to participate in an advisory vote on our executive compensation program. Thank you for reviewing the Compensation Discussion and Analysis and we look forward to hearing from you on this matter.

(signed) “Richard L. George”	(signed) “Gillian H. Denham”
Richard L. George	Gillian H. Denham

Chairman of the Board of Directors	Chairperson of the Human Resources and Compensation Committee

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OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

All direct and indirect compensation provided to certain of Penn West’s executive officers in 2014 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below. The objective of this disclosure is to communicate the compensation the Board intended Penn West to pay, make payable, award, grant, give or otherwise provide to each of such executive officers for the 2014 financial year. The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West particularly in the context of the long term strategy for Penn West.

Shareholders have an opportunity to participate in a non-binding ‘say on pay’ Shareholder advisory vote with respect to Penn West’s approach to executive compensation, as disclosed in this Information Circular. This is just one way Penn West engages its Shareholders and seeks opinions on its compensation practices. Throughout the year, Penn West regularly engages with and welcomes feedback from its Shareholders on this and other matters, and such feedback is a factor in determining appropriate executive compensation and pay for performance metrics going forward.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

The compensation discussion and analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for Penn West’s executive officers, including the Named Executive Officers. In accordance with Form 51-102F6 of National Instrument 51-102 Continuous Disclosure Obligations, Penn West’s Named Executive Officers are comprised of the individuals who served as Penn West’s Chief Executive Officer, Chief Financial Officer (three individuals shared this role over 2014) and the four other most highly compensated executive officers of Penn West in 2014. Readers should note that three of the listed officers left the Company during the first half of 2014. The Named Executive Officers and the positions held by each of them in 2014 are listed below:

David Roberts	President and Chief Executive Officer

David Dyck	Senior Vice President and Chief Financial Officer

Gregg Gegunde	Senior Vice President, Exploitation, Production and Delivery

Keith Luft	General Counsel and Senior Vice President, Corporate Services

Blaine	Vice President, Human Resources and Corporate Resources

McGowan

Former Executives:

Todd Takeyasu	Former Executive Vice President and Chief Financial Officer (Mr. Takeyasu departed Penn West as of March 24, 2014)

Jeff Curran	Former Vice President, Accounting and Reporting and acting Chief Financial Officer (Mr. Curran departed Penn West as of June 11, 2014)

Mark Fitzgerald	Former Senior Vice President, Development (Mr. Fitzgerald departed Penn West as of May 9, 2014)

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APPROACH TO EXECUTIVE COMPENSATION

Executive Compensation Objectives

Penn West’s compensation strategy is based on principles of fair marketplace value and organizational and individual performance and retention principles. Our total compensation program uses a framework of fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Penn West’s total compensation program for its executive officers, including the Named Executive Officers, are as follows:

•	to align total compensation with the interests of Shareholders;

•	to reward organizational success, individual contribution and team performance;

•	to ensure a performance-driven culture by aligning pay to performance;

•	to be viewed as an employer of choice to attract and retain skilled and valued executives;

•	to ensure that total compensation is not a significant factor with respect to executive turnover;

•	to provide executives with a total compensation package at the median of the market and above for superior organizational and individual performance;

•	to manage the proportion of fixed versus variable compensation; and

•	to provide compensation to ensure continuity of senior executive talent as part of senior executive officer succession.

Executive Compensation Philosophy

Penn West’s executive compensation philosophy is designed to pay for performance. To that end, Penn West’s total compensation program for executives is significantly weighted to equity-based compensation, which inherently links a significant portion of each executive’s compensation with total Shareholder return. The design also takes into account individual and organizational performance while striving for an acceptable level of market competitiveness and ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary, short-term incentives and long-term incentives, are regularly assessed with a view to ensuring that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Penn West’s long-term strategies.

An important element of Penn West’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and overall organizational performance. As a result, Penn West’s executive officers, including the Named Executive Officers, have a greater proportion of their annual incentive awards that are based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

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Executive Compensation Overview

The table below describes the elements of Penn West’s executive compensation program in 2014.

Element	Nature	Description	Objective
Base Salary	Fixed	Compensation for the executive’s responsibilities and the level of skill and capability of the executive.	• Base compensation. • Attraction and retention. • Market competitiveness.
Short-Term Incentive: Annual Cash Bonus(1)	Variable (“at risk”)

Rewards executives for organizational, departmental and individual performance in achieving financial and operational results and short-term business objectives.

Awards are determined based on a combination of the weighted performance components with a payout range of 0% to a maximum payout of 200% of target short- term incentive.

•  Pay for performance (weighting toward corporate performance).

•  Alignment with interests of Shareholders and long- term business strategy.

•  Designed to reward short-term individual and corporate performance and results.

•  Attraction and retention.

Long-Term Incentive: Stock Options(2)	Variable (“at risk”)	Rewards executives for financial and operational results and creating Shareholder value.

•  Pay for performance (weighting toward corporate performance).

•  Alignment with interests of Shareholders and long- term business strategy.

•  Designed to reward long-term corporate performance.

•  Attraction and retention.

Long-Term Incentive: Performance Share Units(3)	Variable (“at risk”)

Rewards executives for financial and operational results based on relative total shareholder return and other performance factors supporting the Company’s long-term business strategy.

Pay out between 0% and 200% contingent upon performance outcomes relative to a peer group of companies over the performance period and approved internal targets.

2013 PSUs were granted in 3 equal tranches with 1/3 vesting at year end 2013, 2014 and 2015. 2014 and 2015 PSUs were granted with a 3 year performance and vesting period, ‘cliff-vesting’ 3 years after their grant.

•  Pay for performance (weighting toward corporate performance).

•  Alignment with interests of Shareholders and long- term business strategy.

•  Relative and specific performance components.

•  Designed to reward medium-term and long-term specific and relative performance.

•  Attraction and retention.

Benefits and Perquisites: Savings Plan(4) (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Penn West. NEOs participate in the Savings Plan on the same terms as all other employees. Penn West has no pension plan in place for any staff, including NEOs.

NEOs contribute up to 10% of salary which is matched 1.5x by Penn West and proceeds used to buy Shares.

• Alignment with interests of Shareholders. • Encourage superior long-term performance. • Attraction and retention. • Market competitiveness.
Other Benefits/Perquisites	Fixed

Group benefits plan for all employees, including dental, medical, life insurance, disability and other benefits. Executive health assessments for NEOs and other executives.

Paid parking for NEOs and others.

• Base compensation/benefits. • Attraction and retention. • Market competitiveness.

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Notes:

(1)	For additional details please refer to “Compensation Discussion & Analysis – Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking”.
(2)	For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.
(3)	For a more detailed description of the PSU Plan, see “Summaries of Equity Compensation Plans – PSU Plan”.
(4)	For additional details please refer to “Compensation Discussion & Analysis - Approach to Executive Compensation – Description of Executive Compensation Elements - Employee Retirement/Savings Plan”.

Following a review of market trends and our long-term incentive program in 2014 and early 2015, the Board determined that it would be appropriate to introduce a restricted share unit or “RSU” type component into Penn West’s long-term incentive program. As a result, the Board amended the Long Term Retention and Incentive Plan to include eligibility for executives in March, 2015. The LTRIP is similar in structure to RSU plans in place at other companies within our Executive Compensation Peer Group and we will be fully aligned with this group by providing an RSU component into the executive compensation pay mix. Incentive Awards granted under the LTRIP will have a three year term with annual vesting of one-third on each of the first, second and third anniversaries of the date of grant. As with the Stock Option Plan and the PSU Plan, the LTRIP is meant to enhance the alignment of our executives’ interests with those of our Shareholders by providing an additional element of compensation that is based on the market performance of our Shares.

Beginning in 2015, a portion of each executive’s long term incentive target grant value will include Incentive Awards issued under the LTRIP. With respect to the President and Chief Executive Officer of the Company, upon the payout or settlement of his Incentive Awards granted under the LTRIP in 2015, he will be required to reinvest 100% of the after tax proceeds of such payout in Shares acquired in the market and to hold such Shares for a minimum period of two years, further aligning the President and Chief Executive Officer’s compensation with Shareholder returns. For details regarding our LTRIP, see “Compensation Discussion & Analysis - Summaries of Equity Compensation Plans – LTRIP”.

Executive Compensation Breakdown: Fixed vs. Performance Based “At-Risk” Compensation

The 2014 Pay Mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation. This chart shows that between 58 and 75 percent of 2014 compensation for each of the Named Executive Officers who were serving at the end of 2014 was performance-based “at-risk” compensation, in the form of short-term (cash bonuses) and long-term incentives (Options and PSUs).

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Notes:

(1)	Amounts may not add to exactly 100% due to rounding.
(2)	“Fixed” means annual base salaries and other compensation and perquisites reflected in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data”.
(3)

“LTIP” means the grant date fair value of Options granted as reflected under “Option-based Awards” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data”, plus the fair value of PSUs granted as reflected under “Share-based Awards” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data.

(4)	“STIP” means annual cash bonuses, as reflected under “Annual Incentive Plans” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data”.
(5)	Variable or “at risk” compensation is the aggregate of LTIP plus STIP compensation.

The chart below further illustrates Penn West’s pay for performance approach with respect to executive compensation, showing that an average of approximately 68 percent of total compensation paid to Penn West’s Named Executive Officers (as determined in each particular year) over the past three financial years has been variable or “at risk” compensation linked closely to the interests of our Shareholders, in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation.

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Notes:

(1)

“Fixed Compensation” means annual base salaries and other compensation and perquisites reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”.

(2)

“Variable (“At-Risk”) Compensation” means annual cash bonuses and the grant date fair value of Options (in each of 2012, 2013 and 2014) and PSUs (in 2013 and 2014 only) granted as reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”.

(3)	Excludes retiring allowances paid to any Named Executive Officers in the respective years.

EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources and Compensation Committee

Generally, the HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HR&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)

the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

(b)

the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation and other terms of employment of the executive officers other than the CEO;

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(c)	the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation for employees other than executive officers;

(d)	the corporate goals and objectives relevant to CEO compensation and the evaluation of the CEO’s performance in light of such goals and objectives; and

(e)	the CEO’s annual compensation, including salary, cash bonus, any other short-term incentive compensation, and any other equity based or long-term incentive compensation.

Composition and Independence of the Human Resources and Compensation Committee

Messrs. Allard and Brookman and Ms. Denham served as members of the HR&C Committee for all of 2014. Mr. Schanck also served on the committee until his departure from the Board on June 4, 2014. Mr. Allard served as Chair of the committee until Ms. Denham’s appointment as Chair of the Committee on June 5, 2014. The current members of the HR&C Committee as at April 1, 2015 are Ms. Denham and Messrs. Allard and Brookman.

The HR&C Committee formally met four times in 2014, held “in-camera” sessions with external advisors as required, and held “in-camera” sessions without the presence of management at the start and/or at the end of each meeting.

The HR&C Committee mandate requires that each member of the committee shall be an independent director in accordance with the definition of “independent” director in NI 58-101 and in the NYSE Listed Company Manual. In accordance with applicable rules, all members of the HR&C Committee in 2014 and as at April 1, 2015 have been determined by the Board to be independent directors within the meaning of NI 58-101 and the NYSE Listed Company Manual. None of the members of the HR&C Committee in 2014 and as at April 1, 2015 is an officer, employee or former officer of Penn West or of any subsidiaries of Penn West.

Consistent with best practices, all of the committee members have experience in executive compensation by virtue of their experience as directors, former directors, senior officers or former senior officers of large public and private companies. In addition, Ms. Denham serves as a member of the board of directors of a major provider of human resource consulting and outsourcing services. The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Role of Human Resources Management

In fulfilling its mandate, the HR&C Committee receives information from Penn West’s human resources management team (“HR Management”). HR Management prepares materials for the HR&C Committee regarding the compensation of Penn West’s executive officers. In addition, HR Management works closely with members of our senior executive team in developing compensation recommendations for executives, including the Named Executive Officers, and works with the HR&C Committee Chair and the Corporate Secretary to plan HR&C Committee meetings.

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External Compensation Consultant

Since 2001, Penn West has retained Mercer (Canada) Limited (“Mercer”) as an external consulting company to provide advice and information in relation to the compensation of Penn West’s executives and other employees, including peer compensation data. In 2014 and early 2015, Mercer provided support to the HR&C Committee in the committee’s task of formulating compensation recommendations to the Board for Penn West’s executives, including the Named Executive Officers, through the provision of benchmark market data, and attendance at a number of HR&C Committee meetings as well as other discussions to review market trends and issues, including “in-camera” portions of meetings during which none of the Named Executive Officers or any other members of Penn West management were present.

In reviewing the HR&C Committee’s proposed engagement of Mercer, the HR&C Committee took into consideration all factors relevant to Mercer’s independence from the Company’s management, including the following:

(a)

the provision of other services to Penn West by Mercer and Marsh & McLennan Companies (“MMC”), Mercer’s affiliate, and specifically the retention by Penn West of the services of Mercer with respect to non-executive compensation matters and other general compensation consulting advice and the services of Marsh Canada, a subsidiary of MMC, as its insurance broker and claims advocacy consultant, to assist with placing Penn West’s third party liability business interruption, property and directors’ and officers’ liability coverage and advancing insurance claims, for which Marsh earns commission-based fees;

(b)	the fees paid by Penn West to Mercer and MMC (see the table entitled “Fees Paid to Mercer and its Affiliates in 2013 and 2014” below for a summary of such fees);

(c)

the policies and procedures of Mercer that are designed to prevent conflicts of interest, including that: (i) the individual consultant receives no incentive or other compensation based on the fees charged to Penn West for other services provided by Mercer or any of its affiliates; (ii) the individual consultant is not responsible for selling other Mercer or affiliate services to Penn West; and (iii) Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with Penn West in rendering his or her advice and recommendations;

(d)

confirmation that no business or personal relationships existed (other than past executive compensation engagements and the proposed executive compensation engagement) between a member of the HR&C Committee and Mercer, MMC or the individual executive compensation consultant at Mercer;

(e)	confirmation that the individual executive compensation consultant at Mercer did not own any Penn West Shares; and

(f)

the business relationships of Penn West management with Mercer and MMC discussed above, and confirmation that no other business or personal relationship between Mercer, MMC or the individual executive compensation consultant at Mercer and any executive officer of Penn West exists.

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Neither the Board nor the HR&C Committee is required to pre-approve other services that Mercer or its affiliates provide to the Company at the request of Penn West management. However, based on all of the factors relevant to Mercer’s and the individual executive compensation consultant’s independence from management as discussed above, the Board and the HR&C Committee are satisfied that the advice received from Mercer and the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Penn West.

Fees Paid to Mercer and its Affiliates in 2013 and 2014

	Fees Paid
Description	2014	2013
Mercer (Executive-Compensation Related Fees)	$107,658	$76,849
All Other Fees:
Mercer (all other fees)	$10,332	$14,536
Marsh Canada (mainly insurance brokerage and claims advocacy related services)	$489,812	$444,361

Total Paid to Mercer and its affiliates	$607,802	$535,746

Responsibility for Executive Compensation Decisions

The decisions of the HR&C Committee and the Board reflect a broad number of factors and considerations, including, but not limited to, the discretion of the HR&C Committee and the Board.

Executive Compensation Peer Group and Benchmarking

Each year, the total compensation for the Named Executive Officers is reviewed by the HR&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity, and with whom we compete for executive talent.

Based mainly on the above criteria, a peer group of entities is identified and compensation data (derived from proxy circulars and Mercer’s energy survey) regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Penn West’s executives.

Penn West targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance. The HR&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

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Following is the list of entities comprising the Executive Compensation Peer Group selected for purposes of assessing Penn West’s total compensation for executives in respect of the 2014 year.

1. Apache Canada Ltd.	10. Encana Corporation
2. ARC Resources Ltd.	11. Enerplus Corporation
3. Baytex Energy Corp.	12. EOG Resources Canada
4. Canadian Natural Resources Ltd.	13. Husky Energy Inc.
5. Canadian Oil Sands Limited	14. Lightstream Resources Ltd.
6. Cenovus Energy Inc.	15. Nexen Inc.
7. ConocoPhillips Canada	16. Pengrowth Energy Corporation
8. Crescent Point Energy Corp.	17. Sinopec Daylight Energy Ltd.
9. Devon Canada Corporation	18. Talisman Energy Inc.
19. TAQA North

In addition to the general considerations identified above, Penn West applied the following key principles when developing its Executive Compensation Peer Group for 2015:

•	Only exploration and production companies;

•	Operations focused primarily in Western Canada; and

•	Similar size and complexity - production volumes are a good proxy for determining size.

Penn West has seen its base operations shrink approximately 55% on a production basis since the end of 2012. In reviewing the Executive Compensation Peer Group for 2015 it was determined by the Board that a number of companies were no longer suitable given their size and complexity compared to Penn West. There were some substantially larger organizations removed and other smaller organizations added which now positions Penn West as one of the larger companies in the Executive Compensation Peer Group.

2015 Executive Compensation Peer Group

Apache Canada Ltd.	Companies removed from 2015 Peer Group
ARC Resources Ltd.	Canadian Natural Resources Ltd.
Baytex Energy Corp.	Cenovus Energy Inc.
Canadian Oil Sands Limited	EOG Resources Canada
Crescent Point Energy Corp.	Husky Energy Inc.
Devon Canada Corporation	Nexen Inc.
Encana Corporation	ConocoPhillips Canada
Enerplus Corporation
Lightstream Resources Ltd.
Pengrowth Energy Corporation
Sinopec Daylight Energy, Ltd.
Talisman Energy Inc.
TAQA North Ltd.

Chevron Canada Resources

Harvest Operations Corp.

MEG Energy

*Murphy Oil Company Ltd.

Peyto Exploration & Development

Progress Energy Canada, Ltd.

Tourmaline Oil Corp.

Trilogy Energy Corporation

Vermilion Energy, Inc.

Companies added to 2015 Peer Group

*	Canadian subsidiary of Murphy Oil Corporation

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The following chart illustrates Penn West’s approximate position ranked amongst the 2015 Executive Compensation Peer Group:

Percentile	2013 Production (boe/d)	2013 Annual Revenue ($millions)	Total Canadian Employees
75th	100,000	$2,846	680
50th	76,084	$1,326	572
25th	59,360	$1,101	387
Penn West (2014)	100,000	$2,500	1200
Percentile Rank	71%	70%	88%

Review Process for Base Salaries

Base salaries are reviewed annually by the HR&C Committee, taking into account: (1) comparative data provided by Mercer for similar positions with respect to the Executive Compensation Peer Group; (2) assessments of individual, business unit and corporate performance; (3) the individual’s experience and skills; (4) scope of responsibilities of the particular role; (5) internal equity considerations regarding similar positions within the organization; (6) retention considerations; (7) inflation and other economic factors; and (8) recommendations from the President and Chief Executive Officer. Annual base salaries are recommended by the HR&C Committee and approved by the Board early in each calendar year.

Review Process for Short-Term Incentives (Cash Bonuses)

Each year, executive cash bonuses are independently reviewed and recommended by the HR&C Committee and determined by the independent members of the Board, having regard to the following factors:

(a)	annual organizational performance assessment with respect to business goals and objectives and other achievements in the year;

(b)	total Shareholder return for the year, including relative to industry peers;

(c)	assessment of individual executive performance in the year;

(d)	market data with respect to anticipated awards by members of the Executive Compensation Peer Group under similar cash bonus plans; and

(e)	relative performance of Penn West in prior years and cash bonus awards to Penn West executives in such years.

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The HR&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the predetermined corporate performance measures. Penn West’s approach to cash bonuses for executives, with its relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

Penn West’s annual cash incentive plan rewards our Named Executive Officers and other employees based on actual performance achieved versus the approved annual targets in each of the corporate, district and personal annual incentive plan components (excluding the President and Chief Executive Officer whose rewards are based entirely on corporate and individual performance). The following table displays the formula used to calculate short term incentive plan (STIP) awards:

For Named Executive Officers, corporate and district performance at target accounts for 75% of each Named Executive Officer’s STIP award and individual performance at target accounts for 25% of the STIP award. For the CEO, corporate performance at target accounts for 75% of the CEO’s STIP award and individual performance at target accounts for 25% of the STIP award. The maximum annual bonus potential is capped at 200% of the STIP target. The Board, upon the recommendation of the HR&C Committee, can use discretion to increase or decrease the STIP awards in light of Penn West’s actual performance for the year and any extenuating circumstances.

Measuring Corporate Performance

The HR&C Committee sets financial and operational goals and measures at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each measure has a weighting and minimum (minimum level of performance required to be eligible for cash bonus), target and maximum (level of performance at which incentive award is capped) achievement levels.

At the end of the year, the HR&C Committee assesses actual corporate performance based on performance outcomes and assigns a score for each measure. Based on such assessment, the blended corporate and district component ranges from 0 to 150% of the STIP target.

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Measuring Individual Performance

Individual performance is based on how well the NEO performs in their role and achieves goals set at the beginning of the performance year. The individual component ranges from 0 to 50% of the STIP target based on the assessment of such individual performance.

Review Process for Long-Term Incentives (Stock Options, PSUs and LTRIPs)

Pursuant to the Stock Option Plan, PSU Plan and the LTRIP, employees, including the Named Executive Officers, may be provided with an initial grant of Options, PSUs and Incentive Awards respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. Options, PSUs and Incentive Awards may also be granted from time to time in connection with the promotion of an employee, including a Named Executive Officer. Additional Options, PSUs and Incentive Awards are also granted annually to certain employees, including the Named Executive Officers, as a long-term incentive and retention tool. These annual grants of Options, PSUs and Incentive Awards are assessed by the HR&C Committee each year beginning with a review of preliminary recommendations from HR Management. Early in the year of the annual grant, the HR&C Committee conducts a further review of HR Management’s recommendations, then formulates recommendations regarding, and the Board ultimately approves, Option, PSU and Incentive Award grants. The independent members of the Board approve the specific grants to executive officers. In determining long-term incentive grants to executive officers, the HR&C Committee and the Board take into account market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities. The HR&C Committee and the Board also take into account previous Option, PSU and Incentive Award grants made to specific employees, including NEOs, when considering new Option, PSU and Incentive Award grants.

As highlighted in the “Executive Compensation Overview”, 2015 is the first year in which executives are eligible to be granted Incentive Awards under the LTRIP as a component of overall long-term incentive compensation.

EXECUTIVE COMPENSATION DECISIONS FOR 2014

Base Salary Decisions for 2014

The following table reflects the 2014 base salary decisions of the Board with respect to the Named Executive Officers. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”. In reaching these decisions, the HR&C Committee and the Board considered the factors summarized above in its review of 2014 annual base salaries for executives.

Mr. Dyck joined Penn West as Senior Vice President and Chief Financial Officer as of May 1, 2014. His starting annual base salary was based on the Board’s assessment of Executive Compensation Peer Group data for similar positions and the level of skill and capability of Mr. Dyck, and was reviewed and approved by the independent members of the Board.

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For all of the other Named Executive Officers, the HR&C Committee completed its annual total compensation review process, and based on Executive Compensation Peer Group data and corporate performance in 2013 (including total Shareholder return), and market conditions, recommended to the Board, and the independent members of the Board ultimately approved, for Mr. Gegunde and Mr. Luft, a base salary increase of 3% each in recognition of their increased responsibilities, and no adjustment to the remaining Named Executive Officers’ salaries for 2014 relative to 2013.

Name	2014 Annual Base Salary ($)		% Increase to 2014 Annual Base Salary Compared to 2013 Annual Base Salary
David Roberts	750,000		0%
David Dyck	450,000	(1)	N	/A(1)
Gregg Gegunde	330,000		3%
Keith Luft	330,000		3%
Blaine McGowan	280,000		0%

Todd Takeyasu	450,000	(2)	N	/A
Jeff Curran	280,000	(2)	N	/A
Mark Fitzgerald	330,000	(2)	N	/A

Note:

(1)

Mr. Dyck was appointed as Senior Vice President and Chief Financial Officer of Penn West effective May 1, 2014. The 2014 Annual Base Salary reflects his annualized salary for the year-ended December 31, 2014.

(2)

Effective March 24, 2014, May 9, 2014 and June 11, 2014, respectively, Mr. Takeyasu, Mr. Fitzgerald and Mr. Curran left the employment of Penn West. The 2014 Annual Base Salary reflects their respective annualized salaries for the year-ended December 31, 2014.

Cash Bonus Decisions for 2014

Performance Assessment for 2014

In 2014 Penn West focused on business basics, value creation, and establishing a culture of high performance and continuous improvement. The following summarizes some of Penn West’s key successes through 2014:

•	Continued progress in debt reduction by another $400 million in 2014 – total of $1B since June, 2013;

•	Achieved a significant reduction in operating expenses;

•	Made great progress on our continuous improvement and process redesign initiatives; and

•	Advanced our progress in establishing a culture of high performance and continuous improvement.

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The following table identifies the corporate and district performance measures used by the HR&C Committee and the Board to evaluate and assess our corporate performance in 2014, and the HR&C Committee’s and the Board’s assessment of how we performed in 2014 relative to these performance measures. Both the corporate and district performance measures are comprised of three key focus areas – Values, Delivery and Sustainability. Each focus area includes several key measures relevant to that particular area.

Corporate Goals – Year End Results	Weighting	Target	Year End Results	Score	Contribution
Values	15%
Total Recordable Injury Frequency (TRIF)	7%	0.57	0.66	0%
Lost Time Injury Frequency (LTIF)	3%	0.14	0.15	0%
Spills	5%	500	412	10%	10%
Delivery	55%
Annual average production (boe/d), net	25%	105,113	103,950	16%
A&D(1)	20%	$853	$856	22%
Funds Flow ($million/year)(2)	10%	$21.63	$19.44	20%	58%
Operating Expenses ($/boe)(3)
Sustainability	30%
Reserve Replacement Ratio(4)	15%	100%	71%	0%
Operated Development Cost ($/boe)(5)	15%	$17.25	$23.40	0%	0%
Corporate Performance Score					68%

Districts(6):

Measures			Cardium	Big Hill	Switchgrass
Values	•	TRIP	(Weight 20%)	(Weight 20%)	(Weight 20%)
	•	LTIF	Performance	Performance	Performance
	•	Number of spills	Result = 15%	Result = 28%	Result = 8%
Delivery	•	Annual average production
	•	Funds flow	(Weight 60%)	(Weight 60%)	(Weight 70%)
	•	Operating Expenses	Performance	Performance	Performance
	•	Cash Contribution (Switchgrass)	Result = 120%	Result = 85%	Result = 84%
Sustainability	•	Reserves Replacement Ratio	(Weight 20%)	(Weight 20%)	(Weight 10%)
	•	Development Cost	Performance	Performance	Performance
			Result = 0%	Result = 0%	Result = 0%
			135%	113%	92%
Average District Performance Score - 113%
Blended Performance Score – 90.5% (Corporate & District Average)

Note:

(1)	Production - corporate and district targets adjusted by the Board to give effect to asset acquisitions and divestitures and to reflect the Restatement.
(2)

Funds Flow - measure of the cash generation performance of the Company, adjusted by the Board to neutralize effects of commodity price variance and to give effect to asset acquisitions and divestitures and the Restatement. See also “Non-GAAP Measures Advisory”.

(3)	Operating Expenses - based on operating costs of $825 million. Corporate and district targets have been adjusted by the Board to give effect to asset acquisitions and divestitures and the Restatement.
(4)	Reserve Replacement (ratio) - defined as 2014 reserves added divided by 2014 average production.
(5)	Operated Development Cost ($/boe) – defined as capital associated with operated 2014 development, 2014 carry forward and 2014 enhanced oil recovery activities divided by reserves added.
(6)

Securities legislation provides that issuers are not required to disclose performance goals in respect of specific performance-related factors if disclosing them would seriously prejudice the issuer’s interests. In accordance with this exemption, further details respecting district metrics and measures are not provided as Penn West believes that doing so could seriously prejudice its competitive position in individual districts. District performance makes up approximately five percent of an executive’s target compensation. Penn West considered that achievement of target performance was ‘likely’ at the time performance measures and targets were set for 2014.

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2014 Cash Bonus Awards

The tables below display the calculation of the cash bonus awards for the Named Executive Officers for 2014 performance as determined by the Board in March, 2015. The cash bonus award for Dave Roberts, President and Chief Executive Officer is based on corporate and individual performance results and the Board’s discretion to reduce the amount rewarded from the amount calculated using the formula. The Board applied similar discretion for the actual cash bonus amounts awarded to Mr. Luft and Mr. Gegunde. For 2015 performance the Board intends to base cash bonus awards for all NEOs exclusively on corporate and individual performance results.

Name	Base Salary at Dec 31, 2014		Bonus Target (% of Base Salary)	Corporate Score	Individual Score	Calculated Bonus Award	Actual Bonus Award	Actual 2014 Cash Bonus Award (% of Base Salary)
Dave Roberts	750,000		100%	68%	185%	$729,375	$570,000	76%

Name	Base Salary at Dec 31, 2014		Bonus Target (% of Base Salary)	Blended Corporate & District Score	Individual Score	Calculated Bonus Award	Actual Bonus Award	Actual 2014 Cash Bonus Award (% of Base Salary)
David Dyck	300,000	(1)	60%	90.5%	185%	$205,500	$205,500	69	%(1)
Gregg Gegunde	330,000		45%	90.5%	150%	$156,482	$130,000	39%
Keith Luft	330,000		45%	90.5%	150%	$156,482	$130,000	39%
Blaine McGowan	280,000		40%	90.5%	140%	$115,220	$115,000	41%

Note:

(1)	Mr. Dyck joined Penn West as of May 1, 2014. The expression of his 2014 cash bonus award as a percentage of base salary is based on his pro-rated salary ($300,000) for the portion of 2014 served.

Option and PSU Grant Decisions for 2014

In March 2014, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the Options and PSUs granted to each of the executive officers, including the Named Executive Officers, based on target grant date fair values. The Options and PSUs granted to each of the Named Executive Officers are reflected in the following tables, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

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In recommending the grant of Options and PSUs to Penn West’s Named Executive Officers, the HR&C Committee’s intention was to provide equity compensation at the median of the Executive Compensation Peer Group, with additional consideration being given to individual performance and the previous years’ equity awards received by each NEO.

In the case of Mr. Dyck, the Options and PSUs were granted on November 14, 2014 due to trading blackouts in place on his May 1 hire date and subsequent months as a result of the Restatement and other matters. The Options and PSUs awarded to Mr. Dyck on joining Penn West were intended to compensate him for loss of compensation experienced in leaving his previous employer, to provide incentive to join Penn West and for retention purposes.

Options

Name	Number of Options Granted	Grant Date Fair Value of Options Granted(1)	Percentage of Total # of Options Granted to Employees in 2014	Grant Date	Grant Price	Expiry Date
David Roberts	550,000	$693,000	6.6%	17-Mar-2014	$9.35	16-Mar-2019
David Dyck	250,000	$40,000	3.0%	14-Nov-2014	$4.83	13-Nov-2019
Gregg Gegunde	191,000	$240,660	2.3%	17-Mar-2014	$9.35	16-Mar-2019
Keith Luft	191,000	$240,660	2.3%	17-Mar-2014	$9.35	16-Mar-2019
Blaine McGowan	130,000	$163,800	1.6%	17-Mar-2014	$9.35	16-Mar-2019

Todd Takeyasu	331,000	$417,060	4.0%	17-Mar-2014	$9.35	23-Jun-2014(2)
Jeff Curran	130,000	$163,800	1.6%	17-Mar-2014	$9.35	09-Sep-2014(2)
Mark Fitzgerald	191,000	$240,660	2.3%	17-Mar-2014	$9.35	08-Aug-2014(2)

Note:

(1)

Reflects the grant date fair value of the Options awarded to the NEO in 2014 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 5 to the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(2)	In accordance with the Stock Option Plan all Options held by Messrs. Takeyasu, Curran and Fitzgerald expired 90 days after the date of departure of each officer.

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PSUs

Name	Number of PSUs Granted in 2014	Grant Date Fair Value of PSUs Granted(1)	Grant Date	Vesting Date
David Roberts	150,000	$1,402,500	17-Mar-2014	31-Dec-2016
David Dyck	50,000	$241,500	14-Nov-2014	31-Dec-2016
Gregg Gegunde	35,000	$327,250	17-Mar-2014	31-Dec-2016
Keith Luft	35,000	$327,250	17-Mar-2014	31-Dec-2016
Blaine McGowan	24,000	$224,400	17-Mar-2014	31-Dec-2016

Todd Takeyasu	62,000	$579,700	17-Mar-2014	N/A(2)
Jeff Curran	24,000	$224,400	17-Mar-2014	N/A(2)
Mark Fitzgerald	35,000	$327,250	17-Mar-2014	N/A(2)

Note:

(1)

Represents the grant date fair value assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the 5 trading days ending on the date of grant.

(2)	In accordance with the PSU Plan, one-third of the PSUs held by Messrs. Takeyasu, Curran and Fitzgerald vested on the date of departure of each officer, and the remainder were cancelled.

2013 Second Tranche PSUs – Measures, Multipliers and Performance Results

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings, method of calculating the RPF and performance results for the Second Tranche PSUs granted in 2013, which vested on December 31, 2014 and for which the performance period is the two year period ended December 31, 2014. These metrics were determined by the Board in March 2014, other than the two year Relative Total Shareholder Return (RTSR), which was determined when the Second Tranche PSUs were granted.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM	Actual Performance	% Score	Weighted Performance Result
RTSR(1) for the two year period ended December 31, 2014	Below 25[t]h percentile = 0.0	0.50	PM X 0.50 = A	10%	0%	0
	25th percentile to 74th percentile = straight line index to RTSR (0.5 to 1.5)
	At or above 75th percentile = 2.0
Average number of boe/d produced for the year ended December 31, 2014(2)	Less than 101,613 boe/d average = 0.0	0.25	PM X 0.25 = B	103,950	82%	0.205
	Between 101,613 and 106,613 boe/d average = straight line index to actual boe/d average (0.5 to 1.5)
	Greater than 106,613 boe/d average = 2.0
Funds flow for the year ended December 31, 2014(2) (3)	Less than $813 million = 0.0	0.25	PM X 0.25 = C	$856 million	102%	0.255
	Between $813 million and $893 million = straight line index to actual funds flow (0.5 to 1.5)
	Greater than $893 million = 2.0
		1.0	RPF = A + B + C			0.46

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Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s TSR relative to returns calculated on a similar basis on equity securities of members of Penn West’s performance group during the applicable performance period. “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period. The performance group for the purposes of calculating the RTSR for the 2013 PSUs is comprised of the following companies (subject to adjustment by the Board):

1.	ARC Resources Ltd.	11.	Enerplus Corporation
2.	Athabasca Oil Corporation	12.	Lightstream Resources Ltd.
3.	Baytex Energy Corp.	13.	Paramount Resources Ltd.
4.	Birchcliff Energy Ltd.	14.	Pengrowth Energy Corporation
5.	Bonavista Energy Corporation	15.	Peyto Exploration & Development Corp.
6.	Bonterra Energy Corp.	16.	Talisman Energy Inc.
7.	Canadian Natural Resources Limited	17.	Tourmaline Oil Corp.
8.	Crescent Point Energy Corp.	18.	Trilogy Energy Corp.
9.	Crew Energy Inc.	19.	Vermilion Energy Inc.
10.	Encana Corporation

(2)

The internal corporate performance measures for production and funds flow and associated targets were adjusted by the Board at year end 2014 using its discretion to account for acquisition and divestiture activity and Restatement impacts.

(3)

“Funds flow” means cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. This term is a non-GAAP measure. See “Non-GAAP Measures Advisory” in Appendix C.

2013 Third Tranche PSUs – Measures and Multipliers

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the Third Tranche PSUs granted in 2013, which will vest on December 31, 2015 and for which the performance period is the three year period ended December 31, 2015. These metrics were determined by the Board in March 2015, other than the three year RTSR, which was determined when the Third Tranche PSUs were granted.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted Payout Multiplier
Relative Total Shareholder Return(1) for the three year period ended December 31, 2015	Performance ranking below 25th percentile = 0.0	0.50	PM X 0.50 = A
	Performance ranking equal to or greater than 25th percentile and below 75th percentile = straight line index to Relative Total Shareholder Return (0.5 to 1.5)
	Performance ranking at or above 75th percentile = 2.0
Average number of barrels of oil equivalent per day (“boe/d”) produced for the year ended December 31, 2015(2)	Less than 91,500 boe/d average = 0.0	0.25	PM X 0.25 = B
	Between 91,500 and 97,500 boe/d average = straight line index to actual boe/d average (0.5 to 1.5)

	Greater than 97,500 boe/d average = 2.0
Operating expenditure per barrel of oil equivalent produced for the year ended December 31, 2015(3)	More than $20.00/boe = 0.0	0.25	PM X 0.25 = C
	Between $20.00/boe and $18.65/boe = straight line index to actual (0.5 to 1.5)
	Less than $18.65/boe = 2.0
		1.0	RPF = A + B + C

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Notes:

(1)	“Relative Total Shareholder Return” has the meaning ascribed thereto in note (1) above under “2013 Second Tranche PSUs – Measures, Multipliers and Performance Results”.
(2)	The Board may use its discretion under the PSU Plan to adjust the average number of boe/d produced in 2015 to account for, among other things, acquisitions and divestitures and business combinations.
(3)

Based on projected 2015 operating costs of $670 million. The Board may use its discretion under the PSU Plan to adjust the operating expenditure per boe produced in 2015 to account for, among other things, acquisitions and divestitures and business combinations.

2014 PSUs

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2014 (the “2014 PSUs”), which vest on December 31, 2016 and for which the performance period is the three year period ended December 31, 2016. These metrics were determined by the Board in March 2014.

Corporate Performance Measures(3)	Payout Multipliers (“PM”)	Weighting(3)	Weighted Payout Multiplier(3)
Relative Total Shareholder Return(1) for the three year period ended December 31, 2016	Performance ranking below 25th percentile = 0.0	0.75	PM X 0.75 = A
	Performance ranking equal to or greater than 25th percentile and below 75th percentile = straight line index to Relative Total Shareholder Return (0.5 to 1.5)
	Performance ranking at or above 75th percentile = 2.0

Funds flow per share (basic) for the fiscal year ended December 31, 2016(2)	Less than $2.50 per share = 0.0	0.25	PM X 0.25 = B
	Between $2.50 per share and $2.66 per share = straight line index to actual funds flow per share (0.5 to 1.5)

	Greater than $2.66 per share = 2.0
		1.0	RPF = A + B

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Notes:

(1)	“Relative Total Shareholder Return” or “RTSR” has the meaning ascribed thereto in note (1) above under “2013 Second Tranche PSUs – Measures, Multipliers and Performance Results”.
(2)

“Funds flow” means cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow per share (basic) for the fiscal year ended December 31, 2016 will be calculated by dividing the aggregate funds flow for the fiscal year by the weighted average number of common shares outstanding during such fiscal year. The Board may use its discretion under the PSU Plan to adjust the funds flow per share (basic) for the fiscal year ended December 31, 2016 to account for, among other things: business combinations; acquisition and disposition activity resulting in net production dispositions and uneconomic production shut-ins, in each case with reference to the corporate average netback in fiscal 2016; material equity issuances; and any material changes to Penn West’s long-term plan.

(3)

If some or all of a grantee’s 2014 PSUs vest prior to December 31, 2016 for any reason (including by reason of the grantee’s death or, in the case of a grantee who is an executive officer, the grantee’s termination without cause), the only Corporate Performance Measure that shall be applicable to such PSUs shall be Relative Total Shareholder Return (and the RPF shall be equal to the payout multiplier for Relative Total Shareholder Return), which shall be calculated in accordance with the PSU Plan.

Breakdown of Executive Benefits and Perquisites in 2014

The table below reflects the breakdown of benefits and perquisites provided to the Named Executive Officers in 2014.

	Perquisites			Other Compensation			Total All Other Compensation ($)
				Generally Available to Employees
				Life /Health
Named Executive Officer	Parking ($)	Other Perquisites ($)(1)	Total ($)	Insurance Premiums ($)	Savings Plan Contributions ($)	Total ($)
David Roberts	6,930	Nil	6,930	1,291	112,500	113,791	120,721
David Dyck	4,620	4,495	9,115	860	45,000	45,860	54,975
Gregg Gegunde	6,930	Nil	6,930	1,265	49,250	50,515	57,445
Keith Luft	6,930	4,495	11,425	1,291	49,250	50,541	61,966
Blaine McGowan	6,930	1,495	8,425	1,291	42,000	43,291	51,716

Todd Takeyasu	1,606	Nil	1,606	323	15,597	15,920	17,526
Jeff Curran	3,099	Nil	3,099	645	18,900	19,545	22,644
Mark Fitzgerald	2,483	Nil	2,483	538	4,453	4,991	7,474

Note:

(1)	In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments, if elected.

Pension Plan Benefits

Penn West does not have a pension plan in which Named Executive Officers participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan. Instead, Penn West offers contributions to the Savings Plan as described above. In addition, Penn West does not have any deferred compensation plans in which Named Executive Officers are eligible to participate.

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MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Penn West, with a focus on the most significant risks facing Penn West, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself, the use of minimum Share ownership requirements for executives, and the adoption in March, 2015 of an Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”).

At-Risk Compensation

As discussed above, Penn West’s executive compensation program is designed with a significant weighting toward “at-risk” compensation. Between 58 and 75 percent of each Named Executive Officer’s compensation in 2014 was performance-based “at-risk” compensation, and an average of 68 percent of total compensation paid to Named Executive Officers over the 2012 through 2014 financial years was performance-based “at-risk” compensation, in the form of short-term incentives (i.e. cash bonuses) and long-term incentive awards (i.e. Options, or Options and PSUs, as applicable). This significant portion of Penn West’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Penn West’s compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Penn West or its Shareholders. The vesting of Option and PSU awards over time further encourages executives to focus on total Shareholder return over the longer term.

In establishing compensation programs, one of the HR&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interest of Management with Shareholders. The HR&C Committee seeks to achieve this objective by, amongst other things:

•

Using a variety of measures to assess corporate performance, such as total Shareholder return and other key performance measures such as the cost of adding production, the cost of adding reserves (commonly referred to as finding, development and acquisition costs) and the actual historic cash flow from production relative to the cost of finding, developing and acquiring reserves (commonly referred to as recycle ratio);

•

The HR&C Committee and Board’s process of determining cash bonuses is based on achievement against a balanced, diversified mix of performance measures. The performance measures include a focus on health and safety and operational and sustainability targets. As the value of both components of executives’ “at-risk” compensation is strongly linked to total Shareholder return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool; and

•	Penn West’s minimum share ownership requirement for executives also discourages inappropriate or excessive risk taking behaviours through the further alignment of executive and Shareholder interests.

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Recoupment Policy

In March 2015, we further augmented our compensation risk management strategy with the adoption of the Recoupment Policy. The Recoupment Policy applies to the President and Chief Executive Officer and all officers reporting directly to him or her, as well as the Vice President, Finance or equivalent position (each an “Executive” for the purposes of this section only), and provides that in the event that:

(a)	Penn West makes a restatement of its financial statements due to its material noncompliance with any applicable financial reporting requirement under securities laws;

(b)	an Executive of Penn West engaged in willful misconduct or fraud which caused or significantly contributed to the restatement; and

(c)

the Executive received an “Overcompensation Amount” (being the portion of the executive officer’s incentive compensation relating to the year(s) subject to the restatement which is in excess of the incentive compensation that the Executive would have received for such year(s) if the incentive compensation had been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Executive);

then the Board may, on the recommendation of the HR&C Committee, determine and recover the Overcompensation Amount from the Executive. The full text of the Recoupment Policy is available on the Company’s website at www.pennwest.com.

CERTAIN OTHER MATTERS – ANTI-HEDGING

In accordance with the Disclosure Policy that has been adopted by Penn West, directors, officers and employees of Penn West (each a “Representative”) may not knowingly, directly or indirectly: (a) sell a security of Penn West if such Representative does not own or has not fully paid for the security to be sold; (b) buy or sell a call or put in respect of a security of Penn West; or (c) purchase financial instruments (including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities of Penn West granted as compensation or held, directly or indirectly, by such Representative; provided that notwithstanding these prohibitions, Representatives of Penn West may sell a Share which such person does not own if such person owns another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the Share so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

59	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

EXECUTIVE EQUITY OWNERSHIP REQUIREMENTS

Under the Director and Executive Share Ownership Policy that came into effect as of January 1, 2011, as amended effective January 1, 2013, and further amended effective March 11, 2015, each executive of Penn West (including each Named Executive Officer) is required to meet and maintain ownership of the applicable minimum value of Shares, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their appointment to their executive position at Penn West.

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included, including any Shares acquired pursuant to the exercise of Options and not subsequently sold. Options held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. PSUs and Incentive Awards held by the executives are also excluded from the calculation.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers who were employees of Penn West as at April 1, 2015 (excluding any Shares purchased by the Named Executive Officers pursuant to the Savings Plan or the DRIP since December 31, 2014) and value-at-risk statistics for the Named Executive Officers of Penn West as at April 1, 2015 (again, excluding the impact of any Shares purchased by the Named Executive Officers pursuant to the Savings Plan or the DRIP since December 31, 2014).

Name	Shares(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)	Share Ownership Required (minimum value at risk as a multiple of base salary)	Complies with Applicable Executive Equity Ownership Requirement
David Roberts	95,388	770,066	1.0	4.0 times	Yes(4)
David Dyck	96,074	640,958	1.4	1.5 times	Yes(5)
Gregg Gegunde	50,879	657,368	2.0	1.5 times	Yes
Keith Luft	57,503	772,021	2.3	1.5 times	Yes
Blaine McGowan	48,439	472,278	1.7	1.0 times	Yes
Average value at risk as multiple of base salary:				1.7
Total value at risk as multiple of total base salaries:				1.5

Notes:

(1)

Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Named Executive Officer as at April 1, 2015, based on information reported on SEDI, and excluding any Shares that may have been acquired by the Named Executive Officer, directly or indirectly, under the Savings Plan or the DRIP since December 31, 2014. Messrs. Takeyasu, Curran and Fitzgerald were not included in this table, as they were not employees of Penn West at April 1, 2015.

(2)	“Value at Risk Amount” reflects the original purchase price actually paid by the executive for such Shares.
(3)

“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the Named Executive Officer divided by the 2014 annual base salary for the Named Executive Officer. In the case of Mr. Dyck, who joined Penn West effective May 1, 2014, the 2014 base salary has been annualized.

(4)	Mr. Roberts has until June 18, 2018 to meet the applicable executive equity ownership requirement.
(5)	Mr. Dyck has until April 30, 2019 to meet the applicable executive equity ownership requirement.

60	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

EXECUTIVE COMPENSATION DATA

Summary Compensation Table

The following table provides a summary of all direct and indirect compensation provided to our Named Executive Officers for, or in connection with, services they have provided to Penn West and its subsidiaries in the three most recently completed financial years.

Name and principal position	Year	Salary(3) ($)		Share- based awards(4) ($)	Option- based awards ($)		Non-equity incentive plan compensation ($)			Pension value(10) ($)	All other compensation ($)(11)		Total compensation ($)(15)
							Annual incentive plans(8)		Long- term incentive plans(9)
David Roberts President and Chief Executive Officer	2014	750,000		1,402,500	693,000	(5)	570,000		N/A	N/A	120,721		3,536,221
	2013	400,000	(1)	2,872,500	891,000	(6)	375,000	(1)	N/A	N/A	211,699	(12)	4,750,199

David Dyck Senior Vice President and Chief Financial Officer	2014	300,000	(2)	241,500	40,000	(5)	205,500	(2)	N/A	N/A	54,975		841,975

Keith Luft General Counsel and Senior Vice President, Corporate Services	2014	328,333		327,250	240,660	(5)	130,000		N/A	N/A	61,966		1,088,209
	2013	320,000		660,000	144,000	(6)	130,000		N/A	N/A	57,872		1,311,872
	2012	320,000		N/A	733,500	(7)	Nil		N/A	N/A	62,453		1,115,953

Gregg Gegunde Senior Vice President, Exploitation, Production and Delivery	2014	328,333		327,250	240,660	(5)	130,000		N/A	N/A	57,445		1,083,688
	2013	320,000		770,000	172,800	(6)	130,000		N/A	N/A	57,636		1,450,436
	2012	320,000		N/A	733,500	(7)	Nil		N/A	N/A	57,498		1,110,998

Blaine McGowan Vice President, Human Resources and Corporate Resources	2014	280,000		224,400	163,800	(5)	115,000		N/A	N/A	51,716		834,916
	2013	280,000		440,000	76,800	(6)	122,000		N/A	N/A	52,000		970,800
	2012	270,000		N/A	342,300	(7)	100,000		N/A	N/A	50,500		762,800

Todd Takeyasu Former Executive Vice President and Chief Financial Officer	2014	112,500	(16)	579,700	417,060	(5)	Nil	(19)	N/A	N/A	1,457,334	(13)	2,566,594
	2013	450,000		1,320,000	288,000	(6)	225,000		N/A	N/A	77,810		2,360,810
	2012	450,000		N/A	1,222,500	(7)	Nil		N/A	N/A	77,897		1,750,397

Jeff Curran Former Vice President, Accounting and Reporting and acting Chief Financial Officer	2014	128,333	(17)	224,400	163,800	(5)	Nil	(19)	N/A	N/A	68,127		584,660
	2013	280,000		440,000	96,000	(6)	122,000		N/A	N/A	51,236		989,236
	2012	270,000		N/A	489,000	(7)	100,000		N/A	N/A	50,500		909,500

Mark Fitzgerald Former Senior Vice President, Development	2014	123,750	(18)	327,250	240,660	(5)	Nil	(19)	N/A	N/A	763,911	(14)	1,455,571
	2013	330,000		770,000	172,800	(6)	130,000		N/A	N/A	58,531		1,461,331
	2012	330,000		N/A	733,500	(7)	Nil		N/A	N/A	63,608		1,127,108

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Notes:

(1)	Mr. Roberts was appointed President and Chief Executive Officer effective June 19, 2013. His annual salary and cash bonus amounts were prorated based on his length of service in 2013.
(2)	Mr. Dyck was appointed Senior Vice President and Chief Financial Officer effective May 1, 2014. His annual salary and cash bonus amounts were prorated based on his length of service in 2014.
(3)	Represents the dollar value of cash base salary each Named Executive Officer earned during the respective year.
(4)

Reflects the estimated grant date fair value of the applicable PSUs assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the 5 days ending on the date of grant. Penn West did not grant “share-based awards” to its Named Executive Officers in 2012. However, Restricted Rights, considered “share-based awards”, were issued by Penn West to holders of Unit Rights, where elected by Unit Right holders, together with Restricted Options, in exchange for outstanding Unit Rights as of January 1, 2011 in connection with the Corporation Conversion.

(5)

Reflects the grant date fair value of the Options awarded to the NEO in 2014 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Dyck:
Average fair value of Options granted (per Share)	$0.16
Expected life of Options (years)	4.0
Expected volatility (average)	39.3%
Risk-free rate of return (average)	1.3%
Dividend yield	4.9%
For Options granted to the NEOs other than Mr. Dyck:
Average fair value of Options granted (per Share)	$1.26
Expected life of Options (years)	4.0
Expected volatility (average)	31.3%
Risk-free rate of return (average)	1.4%
Dividend yield	6.1%

(6)

Reflects the grant date fair value of the Options awarded to the NEO in 2013, using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value) using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Roberts:
Average fair value of Options granted (per Share)	$1.98
Expected life of Options (years)	4.0
Expected volatility (average)	34.0%
Risk-free rate of return (average)	1.3%
Dividend yield	5.1%
For Options granted to the NEOs other than Mr. Roberts:
Average fair value of Options granted (per Share)	$0.96
Expected life of Options (years)	4.0
Expected volatility (average)	33.5%
Risk-free rate of return (average)	1.3%
Dividend yield	9.9%

62	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

(7)

Reflects the grant date fair value of the Options awarded to the NEO in 2012, using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value) using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$4.89
Expected life of Options (years)	4.0
Expected volatility (average)	31.6%
Risk-free rate of return (average)	1.3%
Dividend yield	5.5%

(8)	Represents annual cash bonus awards earned by the Named Executive Officers in the respective year.
(9)	No amounts were earned by the Named Executive Officers in 2012, 2013 or 2014 for services performed during the respective year that are related to awards under long-term non-equity incentive plans.
(10)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(11)

Represents the dollar value of all other compensation received by each Named Executive Officer in the respective year that is not reported in any other column of the table. See “Compensation Discussion & Analysis - Executive Compensation Decisions for 2014 – Breakdown of Executive Benefits and Perquisites in 2014” for details.

(12)

In 2013 Mr. Roberts joined Penn West and was provided with a moving allowance in connection with his relocation to Calgary, Alberta from Texas. The allowance (approximately $150,000) applied to expenses for moving and relocation and financial and legal advice. Such moving allowance is not generally available to employees of Penn West.

(13)

In addition to the amounts discussed in note 11 above, in connection with his departure effective March 24, 2014, Mr. Takeyasu was paid a retiring allowance of $1,395,000. For information on Mr. Takeyasu’s PSU payments, accelerated and otherwise, please refer to “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

(14)

In addition to the amounts discussed in note 11 above, in connection with his departure effective May 9, 2014, Mr. Fitzgerald was paid a retiring allowance of $741,000. For information on Mr. Fitzgerald’s PSU payments, accelerated and otherwise, please refer to “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

(15)	Represents the dollar value of each Named Executive Officer’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.
(16)	Mr. Takeyasu held the position of Executive Vice President and Chief Financial Officer until March 24, 2014. His 2014 annual salary amount was prorated based on his length of service in 2014.
(17)

Mr. Curran held the position of Vice President, Accounting and Reporting until his departure from Penn West on June 11, 2014. He acted as interim Chief Financial Officer for the period from March 25, 2014 to April 30, 2014. His 2014 annual salary amount was prorated based on his length of service in 2014.

(18)	Mr. Fitzgerald held the position of Senior Vice President, Development until May 9, 2014. His 2014 annual salary amount was prorated based on his length of service in 2014.
(19)	Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald were not eligible for a cash bonus in 2014 as they were not employees of Penn West at the time of 2014 cash bonus determinations.

Executive Compensation Breakdown: Pay Opportunity vs Realizable Compensation

The realizable value of long term incentive awards is strongly tied to any increase or decrease in the Share price, along with the metrics in the PSU Plan, which are based upon Company performance. The metrics in the PSU Plan, since the first grant of PSUs in 2013, have included a significant portion of performance weighted towards Relative Total Shareholder Return. The 2013 PSUs were weighted 50% to RTSR; the 2014 PSUs were weighted 75% to RTSR; and the 2015 PSUs granted are 100% performance weighted to RTSR. In addition, Options have no value unless the Share price appreciates and remains higher than the Option exercise price. This creates a strong correlation between Share performance on a relative basis and compensation earned by an individual NEO. Penn West executives have experienced a considerable adverse impact to the value of their long term incentive compensation due to the significant decrease in Share value since 2010. As of December 31, 2014, actual realized pay for Named Executive Officers since 2012 has been approximately 46% of original pay opportunity (including 23% not at risk). Mr. Roberts’ Realizable Pay was 39% of his pay opportunity (including 14% not at risk) as of December 31, 2014. The following graph illustrates CEO and all other NEO Realizable Pay relative to pay opportunity for the three year period from January 1, 2012 to December 31, 2014.

63	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

All NEO Realizable Pay

2012 - 2014

Notes:

(1)

“Pay Opportunity” includes, for each applicable year, salary, cash bonus and the grant date fair value of PSUs (at target) and Options granted in the particular year reported using the valuation methodology described in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”.

(2)

“Realizable Pay” includes, for each applicable year, salary, the cash bonus earned during the year and the long-term equity incentive awards granted during the year valued as follows: (i) in the case of Options that were exercised on or prior to December 31, 2014, the market price of the underlying Shares on the date of exercise less exercise price; (ii) in the case of PSUs that vested as at or prior to December 31, 2014, the pay-out amount of the PSUs; (iii) in the case of unexercised Options, the ‘in-the-money’ value of the Options as at December 31, 2014; and (iv) in the case of PSUs that had not vested as at December 31, 2014, the pay-out amount of the PSUs assuming they vested and matured on December 31, 2014 and assuming an RPF of 1.0.

64	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Outstanding Share-Based Awards and Option-Based Awards

The only “share-based awards” that Penn West granted to its Named Executive Officers in 2014 were PSUs issued pursuant to the PSU Plan. For details regarding the PSU Plan, see “Compensation Discussion & Analysis - Executive Compensation Decisions for 2014 – Option and PSU Grant Decisions for 2014” and “Summaries of Equity Compensation Plans - PSU Plan”. PSUs were first granted to our Named Executive Officers in 2013. Prior to 2013, Penn West did not grant “share-based awards” to its Named Executive Officers; however, in connection with the Corporate Conversion, employees of the Trust, including certain of the Named Executive Officers, were able, in certain circumstances, to elect to receive in exchange for any Unit Rights they held and were outstanding on December 31, 2010, Restricted Rights (together with Restricted Options), which qualify as “share-based awards” and were issued under the Common Share Rights Incentive Plan (“CSRIP”). As at March 1, 2014, all securities held by the Named Executive Officers under the CSRIP have expired and securities granted under the CSRIP had no value in 2014. Further, as of year-end 2014, all securities outstanding under the CSRIP have been exercised, cancelled or expired under their applicable terms, and the CSRIP was terminated.

The only “option-based awards” that Penn West granted to its Named Executive Officers in 2014 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis - Executive Compensation Decisions for 2014 – Option and PSU Grant Decisions for 2014” and “Summaries of Equity Compensation Plans – Stock Option Plan”.

65	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Long-Term Incentive Awards Outstanding at December 31, 2014

The following table sets forth information regarding all PSUs and Options outstanding as at December 31, 2014 that were held by each Named Executive Officer serving as such on that date.

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration dates	Value of unexercised Options(1) ($)	Number of share-based awards not vested(2) (#)	Market or payout value of share-based awards not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)

David Roberts	550,000	$9.35	16-Mar-2019	Nil	150,000	492,000	Nil
	450,000	$11.49	18-Jun-2018	Nil	83,333	341,665	157,166

David Dyck	250,000	$4.83	13-Nov-2019	Nil	50,000	164,000	Nil
Gregg Gegunde	191,000	$9.35	16-Mar-2019	Nil	35,000	114,800	Nil
	180,000	$10.24	24-Feb-2018	Nil
	150,000	$21.17	26-Feb-2017	Nil	25,065	102,767	47,273
	75,000	$27.63	06-Mar-2016	Nil
Keith Luft	191,000	$9.35	16-Mar-2019	Nil	35,000	114,800	Nil
	150,000	$10.24	24-Feb-2018	Nil
	150,000	$21.17	26-Feb-2017	Nil	21,484	88,084	40,519
	125,000	$27.63	06-Mar-2016	Nil
Blaine McGowan	130,000	$9.35	16-Mar-2019	Nil	24,000	78,720	Nil
	80,000	$10.24	24-Feb-2018	Nil
	70,000	$21.17	26-Feb-2017	Nil	14,323	58,724	27,013
	125,000	$19.76	17-Aug-2016	Nil

Notes:

(1)

The value of unexercised Options held at December 31, 2014 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2014 of $2.43 per Share and the exercise price of the applicable Options.

(2)	Represents the aggregate number of PSUs held by the NEO that had not vested at December 31, 2014.
(3)

The estimated value of each PSU that had not yet vested at December 31, 2014 assumes target performance is achieved (i.e. RPF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2014 of $2.72 and the amount of cumulative dividends paid per Share during the applicable performance period up to December 31, 2014.

(4)

Represents the aggregate dollar value of Second Tranche PSUs that had vested on December 31, 2014 but had not yet been paid. No other PSUs have vested and had not been paid-out as at December 31, 2014. The value of each such Second Tranche PSUs is based on: (i) the RPF of 0.46 as determined by the Board for the Second Tranche PSUs, (ii) the volume weighted average trading price of the Shares on the TSX for the 5 days ending December 31, 2014 of $2.72, and (iii) cumulative dividends of $1.38 paid per Share during the Second Tranche PSU performance period of January 1, 2013 to December 31, 2014.

66	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the PSUs and Options that vested in 2014 that were held by each Named Executive Officer, and the value of cash bonuses granted to each of the Named Executive Officers in respect of the 2014 financial year.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)		Share-based awards – Value vested during the year ($)(2)		Non-equity incentive plan compensation – Value earned during the year ($)(4)
David Roberts	Nil		157,166		570,000
David Dyck	Nil		Nil		205,500
Gregg Gegunde	Nil		47,273		130,000
Keith Luft	Nil		40,519		130,000
Blaine McGowan	Nil		27,014		115,000

Todd Takeyasu	Nil		303,245	(3)	Nil
Jeff Curran	131,000	(3)	Nil		Nil
Mark Fitzgerald	68,760	(3)	176,894	(3)	Nil

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the Options that vested in 2014 had been exercised on the respective vesting dates of such Options. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options.

(2)

Represents the aggregate dollar value of the Second Tranche PSUs that vested on December 31, 2014 (being the only PSUs that vested in 2014). The value of each Second Tranche PSU that vested on December 31, 2014 is based on: (i) the RPF of 0.46 as determined by the Board for the Second Tranche PSUs, (ii) the volume weighted average trading price of the Shares on the TSX for the 5 days ending December 31, 2014 of $2.72, and (iii) cumulative dividends of $1.38 paid per Share during the Second Tranche PSU performance period of January 1, 2013 to December 31, 2014.

(3)

In connection with their departures from Penn West, Messrs. Curran and Fitzgerald exercised in-the-money Options that vested upon their departure and Messrs. Takeyasu and Fitzgerald received payments in relation to their outstanding PSUs at the time of their departures. For more information regarding severance amounts paid in connection with their departures from Penn West, see Notes 13 and 14 to the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(4)

Reflects 2014 cash bonus amounts awarded. Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald were not eligible for a cash bonus in 2014 as they were not employees of Penn West at the time of 2014 cash bonus determinations.

67	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans (being the Stock Option Plan) as at December 31, 2014. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans - Stock Option Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights)(2) (b	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	14,460,158	13.91	30,298,649
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	14,460,158	13.91	30,298,649

Notes:

(1)	Reflects the number of Shares to be issued upon exercise of outstanding Options as at December 31, 2014.
(2)	Reflects the weighted-average exercise price of outstanding Options.
(3)

The number of Shares that could be issued under Penn West’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

68	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

PERFORMANCE CHART

The following graph illustrates Penn West’s cumulative total Shareholder (or Unitholder, in the case of years prior to 2011) return during the five most recently completed financial years, assuming that $100 was invested in Trust Units on the first day of the five year period, compared to the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested.

Total Shareholder Return

		2010	2011	2012	2013	2014
	($)	($)	($)	($)	($)	($)
Penn West	100	218.22	194.78	112.55	99.76	19.23
S&P/TSX Composite Total Return Index	100	158.83	145.00	155.42	175.61	143.57
S&P/TSX Oil and Gas Exploration and Production Index	100	160.62	131.67	116.83	132.97	72.76

Total Compensation for named executive officers (millions)(1)		7.43	10.08	8.06	12.12	9.86

Total Realized Compensation for named executive officers (millions)(2)		8.35	7.91	3.88	4.27	3.99

Notes:

(1)

The total compensation for named executive officers reflects the total compensation in CDN$ (millions) for the named executive officers reported in the respective year of disclosure. Total compensation includes base salary, short-term and long-term incentive awards (grant date fair value) and all other compensation, but excludes any retirement allowances or other payments made in connection with a named executive officer’s departure in any applicable year.

(2)

The total realized compensation for named executive officers is expressed in CDN$ (millions) and includes (i) salary, (ii) cash bonuses earned during the applicable year, (iii) the value of long-term incentive awards granted in the applicable year that were exercised or paid-out on or prior to December 31, 2014, and (iv) the value of all other compensation (being benefits and perquisites) paid during the applicable year. Total realized compensation excludes any retirement allowances or other payments made in connection with a named executive officer’s departure in any applicable year.

69	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

Penn West’s Named Executive Officers receive a large component of their overall compensation package through “at risk” incentive awards. The realized value from long term incentive awards by individual NEOs is proportional to any increase or decrease in the Share price. In this way, a significant portion of our NEOs’ compensation is aligned with Shareholder returns. This alignment is currently evident in the Option grants made to our NEOs in 2011, 2012, 2013 and 2014 which all have grant prices substantially higher than the closing Share price on December 31, 2014 and therefore have no realizable (or realized to date) value. For a further discussion of executive realizable pay contrasted to total pay opportunity, please see “Executive Compensation Data” Executive Compensation Breakdown: Pay Opportunity vs. Realizable Pay”.

70	PENN WEST 2015 MANAGEMENT PROXY CIRCULAR

SUMMARIES OF EQUITY COMPENSATION PLANS

EMPLOYEE RETIREMENT/SAVINGS PLAN

As of January 1, 2011, Penn West established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Penn West, including the Named Executive Officers, to provide a means by which employees can save for their retirement and at the same time, enhance and develop the interest of the employees in the growth and development of Penn West by providing them with the opportunity to acquire an increased ownership interest in Penn West through the purchase of Shares. Penn West does not have a pension plan for its executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Penn West believes is a competitive yet affordable means for Penn West to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Penn West believes that the total benefit to executives and other employees under the Savings Plan is competitive with total retirement benefits offered by organizations of the Executive Compensation Peer Group.

Under the Savings Plan, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Penn West contributes $1.50 on behalf of the employee (“Penn West’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares through the TSX using the Employee’s Contribution and Penn West’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Penn West Contributions be deposited in an investment vehicle designated by Penn West, such as an investment savings account or money market fund to be administered by Penn West or its agent, rather than such contributions being used to acquire Shares. Historically, most of Penn West’s Named Executive Officers have elected to invest in Shares under the Savings Plan. Therefore, the description of the Savings Plan below is in respect of the “Equity Component” of the Savings Plan.

There is a 12-month restriction on the sale of any Shares acquired under the Savings Plan, which restriction may be waived by Penn West. No such waiver has ever been granted for any of the Named Executive Officers or other executives. In the event of the death of an employee, the Shares are immediately released.

STOCK OPTION PLAN

At the meeting of Unitholders of the Trust held on December 14, 2010, the Unitholders approved the Stock Option Plan, effective as of January 1, 2011.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness

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within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. Since January 1, 2011, the Stock Option Plan has been the only equity-based compensation plan of Penn West pursuant to which awards are granted to acquire Shares from treasury.

Grants: The Stock Option Plan provides that any officer or other employee of, or person or company engaged by, Penn West or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted Options to purchase Shares from the treasury of Penn West from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non-Management Directors of Penn West are not eligible to participate in the Stock Option Plan. Penn West’s corporate compensation practices are structured such that only employees of Penn West or any of its subsidiaries or affiliates are granted Options under the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements;

(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%

(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year; and

(e)	Non-Management Directors of Penn West are not eligible to participate in the Stock Option Plan.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

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Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan), all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Penn West, securities of Penn West may not be traded by certain persons as designated by Penn West (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

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If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Penn West, at any time, for the disposition and surrender by the Option holder to Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Penn West may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Penn West to the Option holder. For purposes of “Summaries of Equity Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Management Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

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Termination/Death: Unless Penn West and an Option holder agree otherwise in an option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)

upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)

if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Penn West or its affiliates or subsidiaries

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at or after age 60, provided that the Option holder must have (A) provided continuous services to Penn West or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with Penn West or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Penn West or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Penn West or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Penn West fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Penn West enters into any transaction or series of transactions whereby Penn West or all or substantially all of the assets of Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Penn West under the Stock Option Plan and the option

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agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Penn West under the Stock Option Plan and option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Penn West shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

DATA REGARDING OUTSTANDING OPTIONS

The table below reflects the numbers of Options outstanding as at April 1, 2015 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at April 1, 2015	Number outstanding as a percentage of issued and outstanding Shares as at April 1, 2015
Options	18,303,329	3.64%

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PSU PLAN

Penn West’s PSU Plan is similar to its Stock Option Plan and the LTRIP in that it is has been designed to promote a proprietary interest in the Corporation and align the interests of our executives and other employees with those of our Shareholders by providing an additional element of compensation that is based on the market performance of Penn West’s Shares as well as the satisfaction of certain other corporate performance measures to be determined at the time of the grant of the PSUs.

Pursuant to the PSU Plan, the Board or the committee or executives designated by the Board to administer the PSU Plan (the “PSU Administrator”) may grant PSUs to executives of Penn West and any other of our employees designated by the PSU Administrator. All employees of Penn West are eligible to receive PSU awards, although it is intended that PSU awards as a percentage of overall compensation will target the more senior levels of the organization and will increase with an employee’s seniority level. Within 90 days of completion of the applicable performance period of the PSUs, Penn West is then required to pay to the recipient of the PSUs a cash payment equal to: (a) the number of PSUs for which the performance period has been completed multiplied by the sum of (i) the volume weighted average trading price of the Shares on the TSX for the 20 consecutive trading days ending on the last day of the performance period (the “Fair Market Value”), plus (ii) the cumulative dividends per Share declared payable and having a record date during the performance period (the “Cumulative Dividends”); multiplied by (b) the RPF for the performance period, which shall be no less than zero nor greater than two and is based on the PSU Administrator’s assessment of Penn West’s achievement of the pre-defined corporate performance measures determined by the PSU Administrator at the time of grant of the PSUs. Accordingly, such cash payment for each PSU may range from nil to two times the Fair Market Value of the Shares and the Cumulative Dividends, depending on Penn West’s achievement of the applicable corporate performance measures for the applicable performance period. In addition to such other measures as may be determined by the PSU Administrator at the time of grant, the corporate performance measures may include Total Shareholder Return relative to Penn West’s industry peers, recycle ratio, average productions volumes, unit costs of production or total net proved reserves of Penn West.

In early 2013, on the recommendation of the HR&C Committee, the Board approved the initial grant of the 2013 PSUs under the PSU Plan. One-third of the 2013 PSUs, being the First Tranche PSUs, had a one year performance period from January 1, 2013 to December 31, 2013, one-third, being the Second Tranche PSUs, had a two year performance period from January 1, 2013 to December 31, 2014 and the remaining one-third, being the Third Tranche PSUs, have a three year performance period from January 1, 2013 to December 31, 2015. In early 2014, additional PSUs (the “2014 PSUs”) were granted with a three year performance period. In early 2015, additional PSUs were also granted with a three year performance period. It is intended that additional PSUs will be granted annually and that going forward all PSUs granted will have a three year performance period. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2014 - Option and PSU Grant Decisions for 2014” for a description of the performance measures, RPFs and other matters related to the 2013 PSUs and 2014 PSUs.

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LTRIP

Effective as of September 24, 2009 and as amended and restated on January 1, 2011 and March 6, 2014, the Board of Penn West adopted the LTRIP, which was further amended effective March 11, 2015, to permit Incentive Awards under the LTRIP to be issued to Penn West’s officers.

Similar to the Stock Option Plan and the PSU Plan, the LTRIP is meant to enhance the alignment of our executives’ and other employees’ interests with those of our Shareholders by providing an additional element of compensation based on the market performance of our Shares.

Pursuant to the LTRIP, the Board, a committee thereof or one or more executives designated by the Board to administer the LTRIP (in either case, the “LTRIP Administrator”), may grant Incentive Awards to our executives and other employees. In determining to whom to grant Incentive Awards and the number of Incentive Awards to be granted, the LTRIP Administrator may take into account, among other things: (a) compensation data obtained in respect of the Corporation’s peer group for positions that are comparable to those held by a grantee; (b) the duties, responsibilities, position and seniority of a grantee; (c) the individual contributions and potential contributions of a grantee to the success of the Corporation; (d) any cash bonus payments paid or to be paid to a grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation; and (e) the fair market value of our Shares at the time of the grant of the Incentive Awards.

Upon an individual’s Incentive Awards vesting, Penn West is required to pay the individual a cash payment equal to the aggregate of (i) the number of vested Incentive Awards multiplied by the “fair market value” of our Shares on the vesting date (being the volume weighted average trading price of our Shares on the TSX for the five trading days immediately preceding the vesting date), plus (ii) the number of vested Incentive Awards multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested Incentive Awards and the vesting date. Upon the making of such payment, the applicable Incentive Awards shall be deemed to be cancelled. Under the LTRIP, unless otherwise determined by the LTRIP Administrator at the time of grant, Incentive Awards shall vest as to one-third on each of the first, second and third anniversaries of the date of grant, provided that in no event shall any Incentive Awards vest later than December 31 of the third year after the date of grant.

Beginning in 2015, a portion of each executive’s long term incentive compensation will include Incentive Awards issued under the LTRIP. With respect to the President and Chief Executive Officer of the Company, upon the payout or settlement of his Incentive Awards granted under the LTRIP in 2015, he will be required to reinvest 100% of the after tax proceeds of such payout in Shares acquired in the market and to hold such Shares for a minimum period of two years, further aligning the President and Chief Executive Officer’s compensation with Shareholder returns.

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer’s responsibilities (other than Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald).

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NEO AGREEMENTS

Penn West has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Penn West for cause; or (v) termination of the employment of the Named Executive Officer by Penn West other than for cause. Because Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald each departed from Penn West effective prior to December 31, 2014, their NEO Agreements are not described below. For details regarding any payments made to Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald in connection with their departures from Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Definitions

For the purposes of the disclosure under “Termination and Termination Upon Change of Control Benefits”, the following terms have the following meanings:

“Annual Bonus” means an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the 24-month period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Penn West for a period of two years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s years of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the Stock Option Plan, the PSU Plan, the LTRIP or any other long-term incentive arrangements put into place by Penn West.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the Stock Option Plan, the PSU Plan, the LTRIP or any other long-term incentive arrangements put into place by Penn West) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing Penn West’s contribution to the Savings Plan).

“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Change of Control” has the meaning ascribed thereto in the Stock Option Plan.

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“Constructive Dismissal” means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Penn West are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer’s benefits, plans and programs (excluding the Annual Bonus, PSU Plan, Stock Option Plan and LTRIP), except where all senior executives of Penn West are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“2013 PSUs” means the 2013 PSUs granted to the Named Executive Officer in 2013.

“2014 PSUs” means the 2014 PSUs granted to the Named Executive Officer in 2014.

“Other PSUs” means any PSUs granted to the Named Executive Officer in 2015 and any years thereafter.

“Termination Date” means the Named Executive Officer’s last day actively at work for Penn West, regardless of the reason for the cessation of employment.

Termination of Employment by Penn West Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) in the form of a cash payment equal to the product of a factor (being: 2.5 in the case of Mr. Roberts if the Termination Date is on or before the second anniversary of the date of commencement of his employment with Penn West and 2.0 thereafter; and 1.5 in the cases of each of the other Named Executive Officers) (the “Termination Multiplier”) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings. Subsequent to hiring Mr. Roberts in June, 2013, Penn West adopted a protocol such that all new executive employment agreements entered into between Penn West and any new executives shall contain Termination Multipliers of 2.0 or less.

In addition to the Retiring Allowance:

(a)

For the period up to and including the Termination Date, each Named Executive Officer will also receive all earned and unpaid salary, accrued and unused vacation pay, along with a pro rata share of the bonus earned during the year, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;

(b)

any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options;

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(c)

the Named Executive Officer shall be entitled to a cash payment in respect of all outstanding 2013 PSUs held by the Named Executive Officer in respect of which payment has not yet been made, such amount to be calculated in accordance with the PSU Plan on the basis that each uncompleted performance period shall be deemed to have consisted of only fully completed calendar years during that performance period prior to the Termination Date and where, in respect of a particular performance period, no calendar year has been completed prior to the Termination Date, such amount will be calculated on the basis of year-to-date performance, as calculated on the Termination Date or such other date as the administrator of the PSU Plan (the “Administrator”) may reasonably determine is practicable, where the Administrator, taking into consideration the performance of the Named Executive Officer and the performance of Penn West since the date of grant of the PSUs, may determine in its sole discretion the RPF to be applied to any 2013 PSUs held by the Named Executive Officer;

(d)

the Named Executive Officer shall be entitled to a cash payment in respect of certain outstanding 2014 PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)	the number of 2014 PSUs in respect of which the Executive shall receive a cash payment (collectively, the “Early Vested 2014 PSUs”) is equal to:

(i)	one-third of any 2014 PSUs where the Termination Date is in the first year of the Performance Period of such 2014 PSUs;

(ii)	two-thirds of any 2014 PSUs where the Termination Date is in the second year of the Performance Period of such 2014 PSUs; and

(iii)	all of any 2014 PSUs where the Termination Date is in the third year of the Performance Period of such 2014 PSUs; and

(II)

the amount of the cash payment for Early Vested 2014 PSUs is to be calculated in accordance with the PSU Plan on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed calendar years of the Corporation during that performance period prior to the Termination Date;

(III)

where, in respect of a particular performance period, no calendar year of the Corporation has been completed prior to the Termination Date, such amount will be calculated on the basis of year-to-date performance, as calculated on the Termination Date or such other date as the Administrator may reasonably determine is practicable, provided that the Administrator, taking into consideration the performance of the Executive and the performance of the Corporation since the date of grant of the 2014 PSUs, may determine in its sole discretion the RPF to be applied to any Early Vested 2014 PSUs held by the Executive; and

(IV)	the Executive shall forfeit for cancellation as of the Termination Date all 2014 PSUs that are not Early Vested 2014 PSUs;

(e)

the Named Executive Officer shall be entitled to a cash payment in respect of certain outstanding Other PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)

the number of Other PSUs in respect of which the Executive shall receive a cash payment (collectively, the “Early Vested Other PSUs”) is, in respect of each tranche of Other PSUs granted to the NEO, equal to the number of Other PSUs multiplied by a fraction, the numerator of which shall be the number of whole or partial fiscal quarters that have elapsed from the beginning of the relevant performance period to the Termination Date, and the denominator of which shall be the number of fiscal quarters in the performance period;

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(II)

the amount of the cash payment for Early Vested Other PSUs is to be calculated in accordance with the PSU Plan on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed calendar years of the Corporation during that performance period prior to the Termination Date;

(III)

where, in respect of a particular performance period, no calendar year of the Corporation has been completed prior to the Termination Date, such amount will be calculated on the basis of year-to-date performance, as calculated on the Termination Date or such other date as the Administrator may reasonably determine is practicable, provided that the Administrator, taking into consideration the performance of the Executive and the performance of the Corporation since the date of grant of the Other PSUs, may determine in its sole discretion the RPF to be applied to any Early Vested Other PSUs held by the Executive (provided that the exercise of such discretion does not result in a lower cash payment than would otherwise be payable);

(IV)	the Executive shall forfeit for cancellation as of the Termination Date all Other PSUs that are not Early Vested Other PSUs; and

(f)

the Named Executive Officer shall be entitled to a cash payment in respect of certain outstanding Incentive Awards granted to the Named Executive Officer pursuant to the LTRIP (first granted to NEOs in 2015) in respect of which payment has not yet been made, where:

(I)	the number of Incentive Awards in respect of which the Executive shall receive a cash payment (collectively, the “Early Vested Incentive Awards”) is equal to:

(i)	the number of unvested Incentive Awards that would have vested during the ninety (90) day period following the Termination Date (the “90 Day Unvested Awards”); and

(ii)

the number of unvested Incentive Awards other than the 90 Day Unvested Awards (the “Other Unvested Awards”) calculated pro rata based on the number of Other Unvested Awards multiplied by a fraction, the numerator of which shall be the number of whole or partial three month periods that have elapsed from the relevant grant date to the Termination Date, and the denominator of which shall be twelve;

(II)

the Board has the sole discretion to accelerate the vesting of all or any other unvested Incentive Awards not vested pursuant to clauses (f)(I)(i) and (ii) above, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower cash payment than would otherwise be payable);

(III)	any Early Vested Incentive Awards shall be calculated and paid to the NEO in accordance with the LTRIP; and

(IV)	the Executive shall forfeit for cancellation as of the Termination Date all Incentive Awards that are not Early Vested Incentive Awards.

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Termination Following a Change of Control

Under the NEO Agreements with Mr. Roberts and Mr. Dyck, in the event within one year of a Change of Control there is any adverse change by the Corporation (without the agreement of the applicable Named Executive Officer) in the duties, powers, rights, discretions, responsibilities, salary, title, or lines of reporting of the Named Executive Officer, such that immediately after such change or series of changes, the responsibilities, status and compensation of the applicable Named Executive Officer , taken as a whole, are not at least substantially equivalent to those assigned to him immediately prior to such change or series of changes (“Good Reason”), the applicable Named Executive Officer shall have the right for a period of 30 days following the event or events that constitute Good Reason, to elect to terminate his NEO Agreement and employment upon providing the Board two weeks’ advance written notice. In the event of such an election, he would be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal” as if he had been terminated by Penn West other than for cause or as a result of Constructive Dismissal. At the request of the Board, Messrs. Roberts and Dyck must continue their employment with the Corporation for a period of up to six months to assist in an orderly transition of management.

The NEO Agreements with Mr. Luft and Mr. Gegunde (in place since 2007) and Mr. McGowan (in place since 2011) provide for different treatment in the event of a Change of Control than that under the NEO Agreements with Mr. Roberts and Mr. Dyck. Beginning with the NEO Agreement with Mr. Roberts, the Company adopted a new form of executive employment agreement containing the form of Change of Control provision discussed above for Mr. Roberts and Mr. Dyck. Such change of control treatment will be contained in all executive employment agreements entered into between Penn West and any new executives going forward.

Under the NEO Agreements with each of Mr. Luft, Mr. Gegunde and Mr. McGowan, in the event of a Change of Control and the election (the “Election”) of the Named Executive Officer to terminate his employment, which Election would be at the discretion of the Named Executive Officer, then the Named Executive Officer would be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

In the event that Mr. Luft, Mr. Gegunde or Mr. McGowan were to advise Penn West of such Named Executive Officer’s decision to exercise the Election: (i) the notification to Penn West of the Election must be in writing and must be provided to Penn West within 90 days following a Change of Control; (ii) Penn West may require such Named Executive Officer to remain employed with, and to continue to provide normal services to, Penn West for a period not to exceed six months following the Change of Control (the “Transition Period”); and (iii) if such Named Executive Officer were to not provide the requested services through the Transition Period, then the Election would be null and void, and such Named Executive Officer would not be entitled to the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”.

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Other Termination by the Named Executive Officer

Each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Penn West at the Named Executive Officer’s pleasure upon providing thirty days’ prior written notice (ninety days in the case of Mr. Roberts) to such effect to Penn West. In such event, the Named Executive Officer shall not be entitled to any further compensation except for earned and unpaid salary, Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West and its affiliates. These confidentiality provisions survive for a specified period of time following the termination of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Penn West enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his NEO Agreement that he will not voluntarily leave the employ of Penn West or cease to be an officer of Penn West or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated its steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

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TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the Named Executive Officers (other than Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald) pursuant to their respective NEO Agreements and pursuant to Options and PSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2014.

The table does not include the value of payments, payables and benefits already available to the Named Executive Officer at December 31, 2014, such as any Options and PSUs that had already vested at such date. In addition, the table does not include information in respect of Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald because each departed Penn West prior to December 31, 2014. For details regarding any payments made to Mr. Takeyasu, Mr. Curran and Mr. Fitzgerald in connection with their departure from Penn West, see “Compensation Discussion and Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs Triggered by Termination(1) ($)	Total ($)

David Roberts	Termination Without Cause(2)	3,750,000	505,665	4,255,665
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	3,750,000	505,665	4,255,665
	Retirement / Resignation(5)	Nil	Nil	Nil

David Dyck	Termination Without Cause(2)	877,500	54,667	932,167
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	877,500	54,667	932,167
	Retirement / Resignation(5)	Nil	Nil	Nil

Keith Luft	Termination Without Cause(2)	806,000	126,351	932,351
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	806,000	126,351	932,351
	Retirement / Resignation(5)	Nil	Nil	Nil

Gregg Gegunde	Termination Without Cause(2)	806,000	141,033	947,033
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	806,000	141,033	947,033
	Retirement / Resignation(5)	Nil	Nil	Nil

Blaine McGowan	Termination Without Cause(2)	823,500	84,964	908,464
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	823,500	84,964	908,464
	Retirement / Resignation(5)	Nil	Nil	Nil

Notes:

(1)

Reflects the value of accelerated vesting of PSUs in accordance with the respective terms of each of the NEO Agreements, based on: (i) an assumed RPF of 1.0, (ii) the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2014 of $2.72, (iii) cumulative dividends of $1.38 paid per Share during the applicable performance period up to December 31, 2014 with respect to the applicable PSUs granted in 2013, and (iv) cumulative dividends of $0.56 paid per Share during the applicable performance period up to December 31, 2014 with respect to the applicable PSUs granted in 2014. The NEO Agreements also provide for accelerated vesting of Options in the event of termination without cause or change of control; however, none of the unvested Options held by the NEOs were in-the-money as at December 31, 2014.

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(2)	Represents termination of the employment of the Named Executive Officer by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(3)	Represents termination of the employment of the Named Executive Officer by Penn West for cause.
(4)

In the case of Mr. Roberts and Mr. Dyck, represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his employment for Good Reason (as defined in “Termination and Change of Control Benefits – NEO Agreements – Termination Following a Change of Control”), resulting in the Named Executive Officer’s entitlement to benefits as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer. In the case of all of the other NEOs, represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his employment, resulting in the Named Executive Officer’s entitlement to benefits as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

(5)

Represents voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West or voluntary resignation of the Named Executive Officer.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Penn West management and the Board believe that regular and constructive engagement with Shareholders is important in maintaining a solid and open relationship. Shareholders are welcome to write or email the Investor Relations Department or any of the directors or executive officers of Penn West, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters - Additional Information” section of this Information Circular or on the Penn West website. The Annual General Meeting provides another excellent opportunity for dialogue. In addition to all of this, we at Penn West believe that the most important, efficient and fair means of communicating with Shareholders is through sound disclosure practices. We believe that our disclosure practices meet or exceed all applicable standards and provide clear information with respect to our business, including our governance and our compensation strategies.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Penn West is not aware of any individuals who are either current or former executive officers, directors or employees of Penn West or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Penn West is not aware of any individuals who are, or who at any time during 2014 were, a director or executive officer of Penn West, a proposed nominee for election as a director of Penn West, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2014, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2014 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of Penn West, any proposed director of Penn West, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2014 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Penn West; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Penn West is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Penn West at any time since January 1, 2014, any proposed nominee for election as a director of Penn West, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Penn West).

Suspension of DRIP

As disclosed in Penn West’s press release issued on December 17, 2014, commencing with Penn West’s first quarter 2015 dividend payable on April 15, 2015, the Board suspended Penn West’s DRIP until further notice. Shareholders who had elected to participate in the DRIP will now receive cash dividends on the payment date. If Penn West elects to reinstate the DRIP, shareholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP.

Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com. Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year-ended December 31, 2014 and the related management’s discussion and analysis. Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at:

Address:	200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3
Telephone:	(888) 770-2633
Email:	investor_relations@pennwest.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58 101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Penn West has also disclosed below, where applicable, a comparison of its governance practices with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”). As a Canadian corporation listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards. In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies. Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1. Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (nine of ten, or 90 percent) are independent. The Board has determined that following the Meeting, seven of eight (or 87.5 percent) of the directors will be independent, provided all of management’s nominees are elected to the Board.

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(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees - Other Public Company Board Memberships”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2014 is disclosed in “Information Concerning the Board and Director Nominees - Director Attendance Record”.

Under the NYSE Standards, Non-Management Directors are required to meet regularly without management present. In addition, if any Non-Management Director is not independent, the independent directors should meet at least once per year. The practices of the Board satisfy this requirement.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Richard George, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the Governance Committee, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees - Director Attendance Record”.

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2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3. Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4. Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education - Director Orientation Program”.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education - Director Continuing Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website. Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

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5. Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Penn West, including directors, officers and employees, and a Code of Ethics for Officers and Senior Financial Management applicable to all officers and senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website. Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the codes by requiring quarterly certifications by its officers and senior financial management as to their compliance with the codes and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2014 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

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(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Penn West and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Penn West’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6. Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Governance Committee’s perception of the evolving needs of Penn West.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. Roberts, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the Governance Committee, meet the qualifications for independence contained in the NYSE Standards. The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the committee’s perception of the needs of Penn West. The committee also reviews the proposed director nominees for Penn West’s annual management proxy circular and recommends such director nominations for approval by the Board.

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7. Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HR&C Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. Roberts, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the HR&C Committee, meet the qualifications for independence contained in the NYSE Standards. The HR&C Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

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•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Penn West, including the terms of any executive employment agreements;

•	Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members: George H. Brookman (Chair), Jim Allard and Gillian Denham, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing Penn West’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

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Operations and Reserves Committee

Members: William A. Friley (Chair), Rick George, John Brydson and Jay Thornton, all of whom are independent directors.

The Operations and Reserves Committee assists the Board in fulfilling its oversight responsibilities relating to oil and natural gas reserves and resources data and health, safety, environmental and regulatory compliance matters. The main objectives of the Committee are to assist the Board in meeting its oversight responsibilities in respect of:

•	the selection and appointment of the qualified reserves evaluator(s) or auditor(s) engaged to report on Penn West’s reserves;

•	review of the reserves and resources data of the Company and procedures with respect to the reporting thereof;

•	the Company’s policies and practices with respect to matters of the environment, health and safety; and

•	compliance with applicable legislative, regulatory and corporate standards with respect to operations.

9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information - Board Assessment and Nominations”.

10. Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board’s objective is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that objective, the Board has implemented two primary mechanisms of board renewal: a retirement policy and an annual Board and director performance assessment process. For details regarding our director retirement policy, see “Information Concerning the Board and Director Nominees - Directors’ Term and Retirement Policy.” For details regarding our Board’s annual performance assessment process, see “Other Board Information – Board and Director Performance Assessment”. The Board has not adopted term limits for directors, as it believes that the director retirement policy and the annual performance assessment process are effective in achieving the appropriate level of renewal of the Board’s membership. In this regard, it should be noted that of the 8 nominees standing for election as directors at the Meeting, only 1 of such nominees (Mr. Brookman) has served on the Board for more than three years.

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11. Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes, the Board has adopted a written Diversity Policy relating to, among other things, the identification and nomination of women directors.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,

The objective of Penn West’s Diversity Policy is to ensure that Penn West captures the business and economic potential that is derived from diversity at all organizational levels. Pursuant to the policy, in identifying suitable candidates for election to the Board, individual members of the Board and the Governance Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination as directors.

(ii)	the measures taken to ensure that the policy has been effectively implemented,

Among other things, the executive search firms utilized by the Board to assist with the identification of candidates for nomination to the Board or appointment to the senior management team are selected, in part, on their proven ability to identify candidates of diverse backgrounds.

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

The Diversity Policy was adopted on March 11, 2015. As of the date hereof, one of Penn West’s eight directors is a woman.

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The effectiveness of Penn West’s Diversity Policy is assessed through a thorough review of all potential candidates against clear criteria for the knowledge, experience, training and skills required to assist Penn West to capitalize on the opportunities available to it.

12. Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

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To ensure the success of Penn West, as it annually reviews succession and Board effectiveness, the Board is committed to actively recruit Board members from diverse backgrounds. In identifying suitable candidates for election to the Board, individual members of the Board and the Governance Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination to our Board.

13. Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Board recognizes that diversity within Penn West is essential for the growth and prosperity of the Company. When appointing an individual to the senior management team, the diversity of the entire organization is reviewed to ensure that Penn West benefits from the strategic and operational advantages of diversity.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Penn West has not adopted a target regarding women on its Board, as it believes that the use of objective criteria to identify Board nominees is in the best interests of Penn West and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Penn West has not adopted a target regarding women in executive officer positions, as it believes that the use of objective criteria to identify executives is in the best interests of Penn West and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)	the target, and

Not applicable.

(ii)	the annual and cumulative progress of the issuer in achieving the target.

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Not applicable.

15. Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Assuming the election of the proposed nominees to the Board, Penn West’s Board will include (and currently includes) one woman, representing 12.5% of the directors.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of Penn West’s executive officers are women at the present time, although women have held executive positions at Penn West in the past.

Other Activities of the Board

The Board is responsible for the stewardship of the Company and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long-term strategic direction of the Company; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii) establishing and administering the Stock Option Plan, PSU Plan, LTRIP, Savings Plan and any other equity-based and/or long-term compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its four standing committees: the Audit Committee, the Governance Committee, the HR&C Committee and the Operations and Reserves Committee.

The Board and its committees have access to senior management on a regular basis as Mr. Roberts, the President and Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Penn West that could reasonably interfere with the exercise of a director’s independent judgment. The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

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Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Penn West’s annual information form for the year ended December 31, 2014 for information regarding Penn West’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.pennwest.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, Penn West distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters. In 2014, Penn West’s distribution of the code of business conduct and ethics included a mandatory education component whereby employees were required to complete a short course and quiz on ethics and the code of business conduct and ethics. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. A code of ethics was also adopted that specifically addresses standards of conduct for officers and senior financial management. Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of Penn West’s staff. The codes are available on Penn West’s website at www.pennwest.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Penn West”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•	approve the distribution policy of the Corporation;

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•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Penn West;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•	review annually the adequacy and form of the compensation of directors.

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Delegation

•

The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves and A&D, Human Resources and Compensation, Health, Safety, Environment and Regulatory and Governance committees.

Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities. In addition, the Board must affirmatively determine that an independent director has no material relationship with Penn West, nor is designated as not being independent under Section 303A.02 of the New York Stock Exchange Listed Company Manual; provided, however, that such independent directors need not meet such independence requirements if there is an available exemption therefrom and Penn West complies with the requirements for claiming such an exemption.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Penn West (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Non-Management Board members shall offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 70 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-management directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

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Reporting / Authority

•	Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Penn West and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

Glossary

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“2013 PSUs” means the PSUs granted in 2013, being the First Tranche PSUs, the Second Tranche PSUs and the Third Tranche PSUs. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2014 – Option and PSU Grant Decisions for 2014.

“ABCA” means the Business Corporations Act (Alberta).

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary.

“Board” or “Board of Directors” means the board of directors of Penn West as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“boe/d” means boe per day.

“Broadridge” means Broadridge Financial Solutions, Inc. and its affiliates.

“Corporate Conversion” means the conversion of the Trust on January 1, 2011 from an income trust structure to a corporate structure, now Penn West, pursuant to a plan of arrangement approved by the Unitholders of the Trust and the Court of Queen’s Bench of Alberta.

“CSRIP” means the Common Share Rights Incentive Plan of Penn West, which amended and replaced the TURIP in connection with the completion of the Corporate Conversion on January 1, 2011. The CSRIP has been terminated.

“DRIP” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan of the Company, amended and restated on January 1, 2011.

“DSU Plan” means the Deferred Share Unit Plan of the Company for Non-Management Directors.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“Early PSU” has the meaning given to such term in “Termination and Change of Control Benefits - NEO Agreements”.

“equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment.

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“Executive Compensation Peer Group” has the meaning given to such term in “Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking”.

“Governance Committee” means the Governance Committee of the Board.

“First Tranche PSU” means the one-third of the 2013 PSUs that vested on December 31, 2013 and had a one year performance period from January 1, 2013 to December 31, 2013. See “Compensation Discussion & Analysis –Executive Compensation Decisions for 2014 – Option and PSU Grant Decisions for 2014.”

“HR&C Committee” means the Human Resources and Compensation Committee of the Board.

“Incentive Award” means an incentive award issued under the LTRIP.

“incentive plan” means, for the purposes of applicable Canadian securities legislation, any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

“Information Circular” means this Information Circular and Proxy Statement dated April 1, 2015.

“Instrument of Proxy” means the form of proxy provided to registered Shareholders by the Company for use in respect of the Meeting.

“LTRIP” means the Long Term Retention and Incentive Plan, amended and restated as of January 1, 2011, March 6, 2014 and March 11, 2015.

“Management” means the management of Penn West.

“Management Director” means a director of Penn West who is also a full-time or part-time employee of Penn West. For greater clarity, Mr. Roberts was the only Management Director in 2014 and as at April 1, 2015, Mr. Roberts remains the only Management Director.

“Meeting” means the annual and special meeting of Shareholders to be held on Wednesday, May 13, 2015 to which this Information Circular relates.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HR&C Committee, the Board and Management.

“Named Executive Officers” or “NEOs” means: David Roberts, the President and Chief Executive Officer; David Dyck, the Senior Vice President and Chief Financial Officer; Todd Takeyasu, the Executive Vice President and Chief Financial Officer until March 24, 2014; Jeff Curran, the Vice President, Accounting and Reporting and interim Chief Financial Officer until June 11, 2014; Mark Fitzgerald, the Senior Vice President, Development until May 9, 2014; Keith Luft, the General Counsel and Senior Vice President, Corporate Services; Gregg Gegunde, the Senior Vice President, Exploitation, Production and Delivery; and Blaine McGowan, the Vice President, Human Resources and Corporate Resources. “Named Executive Officer” or “NEO” means any one of the Named Executive Officers.

“NI 58-101” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

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“non-equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan or portion of an incentive plan that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

“Non-Management Director” means a director of Penn West who is not also an employee of Penn West. For greater clarity, in 2014 and as at April 1, 2015, all of the directors, other than Mr. Roberts, were Non-Management Directors.

“NYSE” means the New York Stock Exchange.

“Option” means a right to purchase a Share issued under the Stock Option Plan.

“option-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

“Penn West”, “Company”, “Corporation”, “we”, “us” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Penn West Petroleum Ltd. and its subsidiaries.

“Proxy Deadline” means 10:00 a.m. (Mountain Daylight Time) on May 11, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting.

“PSU” means a performance share unit issued under the PSU Plan.

“PSU Plan” means the performance share unit plan of Penn West.

“Realizable Pay” includes salary, the cash bonus earned during the particular year reported and annual long-term incentives granted during the particular year valued as follows: (i) value of Options (market price of Shares less exercise price) that were granted in that particular year and that were exercised as at or prior to December 31, 2014; (ii) value attributed to PSUs that were granted in that particular year and that had vested as at or prior to December 31, 2014; (iii) the ‘in-the-money’ value (as at December 31, 2014) of Options that were granted in that particular year and that had not been exercised as at December 31, 2014; and (iv) the value (as at December 31, 2014) for PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2014.

“Reduction of Stated Capital Resolution” means the special resolution to be considered and voted upon at the Meeting reducing the stated capital of the Shares by $2,565,000,000, without any payment or distribution to the Shareholders. See “Matters To Be Acted Upon At the Meeting – Reduction of Stated Capital”.

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of Penn West’s peer performance group during the applicable performance period.

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“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. For information regarding our reserves, see our Annual Information Form for the year ended December 31, 2014 dated March 11, 2015 which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Restatement” means Penn West’s restatement of its (i) audited annual financial statements for the years ended December 31, 2013 and 2012, (ii) unaudited interim financial statements for the three months ended March 31, 2014 and 2013, and (iii) MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, in each case on September 18, 2014.

“Restricted Option” means a restricted option issued under the Stock Option Plan, none of which remain outstanding.

“Restricted Right” means a restricted right issued under the CSRIP, none of which remain outstanding.

“RPF” means the relative performance factor of a PSU under the PSU Plan.

“Savings Plan” means the Employee Retirement/Savings Plan of Penn West.

“Second Tranche PSU” means the one-third of the 2013 PSUs that vested on December 31, 2014 and had a two year performance period from January 1, 2013 to December 31, 2014. See “Compensation Discussion & Analysis –Executive Compensation Decisions for 2014 – Option and PSU Grant Decisions for 2014”.

“SEDI” means Canada’s System for Electronic Disclosure by Insiders.

“Share” means a common share in the capital of Penn West.

“share-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

“Share Right” means a right to purchase a Share issued under the CSRIP, none of which remain outstanding.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Penn West.

“STIP” means short term incentive plan.

“Stock Option Plan” means the stock option plan of Penn West.

“Third Tranche PSU” means the one-third of the 2013 PSUs that vest on December 31, 2015 and have a three year performance period from January 1, 2013 to December 31, 2015. See “Compensation Discussion & Analysis –Executive Compensation Decisions for 2014 – Option and PSU Grant Decisions for 2014”.

“Total Shareholder Return” or “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period.

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“Trust” means the Corporation’s predecessor, Penn West Energy Trust, as it existed prior to the Corporate Conversion.

“Trust Unit” means a trust unit of the Trust.

“TSX” means the Toronto Stock Exchange.

“TURIP” means the Trust Unit Rights Incentive Plan of the Trust in place prior to the Corporate Conversion and replaced by the CSRIP as of January 1, 2011.

“Unit Right” means a right to purchase a Trust Unit, issued under the TURIP.

“Unitholder” means a person who owned, director or indirectly, a Trust Unit prior to the Corporate Conversion.

“Voting Instruction Form” means the voting instruction form provided to a Beneficial Shareholder for the purpose of obtaining the Beneficial Shareholder’s voting instructions in respect of the matters to be considered at the Meeting.

Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures Advisory

In this Information Circular, we refer to certain financial measures that are not determined in accordance with International Financial Reporting Standards (“GAAP”). These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

“Funds Flow” is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. For additional information relating to funds flow, including a reconciliation of our funds flow to our cash flow from operating activities, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

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“Netback” is a measure of cash operating margin on an absolute or per-unit-of-production basis and is calculated as the absolute or per-unit-of-production amount of revenue less royalties, operating costs and transportation. The measure is used to assess the operational profitability of the Company as well as relative profitability of individual assets. For additional information relating to netbacks, including a detailed calculation of our netbacks, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Forward-Looking Statement Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, our expectation that Penn West’s operational focus in the field will continue to drive improvements at the wellhead and yield improved sustainability, reliability and profitability and our planned director and executive officer compensation programs.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our Shareholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we are unable to enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on satisfactory terms or at all and that as a result we breach one or more of the financial covenants in such agreements and default thereunder; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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APPENDIX D

CHANGE OF AUDITOR REPORTING PACKAGE

CHANGE OF AUDITOR NOTICE

PENN WEST PETROLEUM LTD.

(“Penn West”)

TO:	KPMG LLP (“KPMG”)

AND TO:	ERNST & YOUNG LLP (“E&Y”)

Penn West hereby gives notice, pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), as follows:

1.

Following the completion of an auditor review process which included a request for proposals from various audit firms, the Audit Committee of Penn West’s Board of Directors (the “Board”) unanimously recommended to the Board that Penn West rotate auditors from KPMG to E&Y, upon the expiry of KPMG’s current term of office. On March 11, 2015, the Board unanimously approved the rotation of auditors from KPMG to E&Y for Penn West’s fiscal year ending December 31, 2015. Accordingly, KPMG will not be proposed for reappointment by shareholders at Penn West’s shareholders’ meeting (the “AGM”) to be held on May 13, 2015, but will continue to act as Penn West’s independent auditor until the expiry of its term of office at the close of the AGM.

2.

KPMG’s audit reports on Penn West’s annual consolidated financial statements for the two financial years preceding the date of this Notice, being the fiscal years ended December 31, 2014 and December 31, 2013, did not express a modified opinion.

3.

There have been no “reportable events” as defined in NI 51-102 involving Penn West and KPMG in connection with the audits of Penn West’s two most recently completed financial years or in connection with any subsequent period up to and including March 11, 2015.

DATED this 13th day of March, 2015.

PENN WEST PETROLEUM LTD.

Per:

David A. Dyck
Senior Vice-President and Chief Financial Officer

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KPMG LLP 205-5th Avenue SW Suite 3100, Bow Valley Square 2 Calgary AB T2P 4B9	Telephone (403) 691-8000 Fax (403) 691-8008 www.kpmg.ca

To the securities regulatory authorities in each of the provinces of Canada

Dear Sirs or Mesdames:

Re: Notice of Change of Auditors of Penn West Petroleum Ltd.

We have read the Change of Auditor Notice of Penn West Petroleum Ltd. dated March 13, 2015 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants

Calgary, Canada

March 13, 2015

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Ernst & Young LLP Ernst & Young Tower 1000, 440 2nd Avenue SW Calgary AB T2P 5E9	Tel: +1 403 290 4100 Fax: +1 403 290 4165 ey.com

British Columbia Securities Commission	March 18, 2015
Alberta Securities Commission
Financial and Consumer Affairs Authority, Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers, Québec
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Superintendent of Securities, Department of Justice, Northwest Territories
Superintendent of Securities, Community Services, Yukon Territory
Nunavut Securities Office, Department of Justice, Government of Nunavut

Pennwest Petroleum Limited - Change of Auditor Notice dated March 13, 2015

Dear Sirs/Mesdames

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

Chartered Accountants

Calgary, Canada

March 18, 2015

c: The Board of Directors, Penn West Petroleum Ltd.

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